Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT,

BY AND AMONG

ALICO, INC.,

ORANGE-CO, LP,

and

ORANGE-CO, LLC and TAMIAMI CITRUS, LLC
(for purposes of Sections 5.8, 5.9, 5.11 and 7.1 only)

DECEMBER 1, 2014

i

ii

Section 7.10	Counterparts	67
Section 7.11	Waiver of Jury Trial	67
Section 7.12	Jurisdiction and Venue	67
Section 7.13	Remedies	67
Section 7.14	Non-recourse	68
Section 7.14	Non-recourse; No Limitation on Partnership or Owner Distributions	68

Exhibit A	—	Form of Escrow Letter of Credit
Exhibit B	—	Release of Guarantee
Exhibit C	—	Form of Assignment Agreement and Bill of Sale
Exhibit D	—	Form of Royalty-Free HMS License Agreement
Exhibit E	—	Form of Warranty Deed
Exhibit F	—	Form of Assignment for Purchased Leases
Exhibit G	—	Form of Escrow Agreement
Schedule 1.1	—	Closing Balance of Inventories Calculation
Schedule 1.2	—	Capex and Acquisition Schedule
Schedule 5.4(b)	—	Allocation Schedule

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 1, 2014, is made by and among Orange-Co, LP, a Delaware limited partnership (the “Partnership”), Alico, Inc., a Florida corporation (“Purchaser”), and, solely for purposes of Sections 5.8, 5.9, 5.11 and 7.1, Orange-Co, LLC, a Florida limited liability company (the “General Partner”), and Tamiami Citrus, LLC, a Florida limited liability company (the “Limited Partner” and, together with the General Partner, the “Owners”).  The Purchaser, on the one hand, and the Partnership, on the other hand, shall be referred to herein from time to time each as a “Party” and collectively as the “Parties.”

WHEREAS, the Partnership and certain of its subsidiaries are engaged in the Business, including through its and its subsidiaries’ ownership of citrus groves in Desoto and Charlotte Counties, Florida and of the Purchased Venture Interests;

WHEREAS, on the terms and subject to the conditions set forth herein, the Partnership shall (and shall cause its subsidiaries to) sell, assign, transfer and convey to Purchaser or its designated Affiliates, and Purchaser shall, and shall cause any of its applicable Affiliates to, purchase and acquire from the Partnership, all of the Partnership’s right, title and interest in and to the Purchased Assets, and Purchaser shall, and shall cause its applicable designated Affiliates to, assume the Assumed Liabilities (the “Transaction”); and

WHEREAS, simultaneously with the execution of this Agreement and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Purchaser has entered into employment and/or services agreements with each of James A. Mercer and Jerome M. Newlin.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Section 1.1                                   Certain Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

“2013-2014 Harvest Liabilities” means any and all Liabilities of the Partnership and its subsidiaries to the extent arising out of or related to the business of growing and marketing citrus fruit and grove caretaking for crops harvested during the 2013-2014 Citrus Harvest Season, in each case determined as of the opening of business on the Closing Date.

“2013-2014 Harvest Receivables” means any and all trade receivables and other accounts receivable of the Business to the extent relating to the sale of citrus fruit during the 2013-2014 Citrus Harvest Season, determined as of the opening of business on the Closing Date.

“2014-2015 Harvest Cash Amounts” means all Cash Amounts received by the Partnership or any of its subsidiaries from the sale of citrus fruit during the 2014-2015 Citrus Harvest Season on or prior to the opening of business on the Closing Date.

“2014-2015 Harvest Liabilities” means any and all Liabilities of the Partnership and its subsidiaries to the extent arising out of or related to the business of growing and marketing citrus fruit and grove caretaking for crops, to be harvested during the 2014-2015 Citrus Harvest Season, in each case accruing at or prior to the opening of business on the Closing Date.

“2014-2015 Harvest Proceeds” means any and all Cash Amounts received by the Partnership or any of its subsidiaries from the sale of citrus fruit during the 2014-2015 Citrus Harvest Season, determined as of the opening of business on the Closing Date.

“2015-2016 Harvest Liabilities” means any and all Liabilities of the Partnership and its subsidiaries to the extent arising out of or related to the business of growing and marketing citrus fruit and grove caretaking for crops, to be harvested during the 2015-2016 Citrus Harvest Season, in each case accruing at or prior to the opening of business on the Closing Date.

“Accounting Principles” means the GAAP principles applied by the Partnership in its most recent Audited Financial Statements and consistent with past practice.

“Accounts Payable” means, without duplication, any and all trade and accounts payable of the Partnership and its subsidiaries as of the opening of business on the Closing Date, including the 2014-2015 Harvest Liabilities and the 2015-2016 Harvest Liabilities but excluding the 2013-2014 Harvest Liabilities.

“Acquisition Debt” means the lesser of (a) the Indebtedness incurred by the Partnership or its subsidiaries to consummate the acquisitions set forth on the Capex and Acquisition Schedule and (b) the amount set forth under “Orange-Co Budgeted Cost” on the Capex and Acquisition Schedule with respect to each such acquisition, in each case as of the opening of business on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  Notwithstanding the foregoing definition, for purposes of this Agreement, none of the Partnership, its wholly owned subsidiaries or the Owners shall be deemed to be Affiliates of Purchaser, nor, as of and after the Closing, of the Purchased Ventures.

“Ancillary Agreements” means the Escrow Agreement, the Assignment Agreement and Bill of Sale, the Royalty-Free HMS License Agreement, the Statutory Warranty Deeds and any agreements entered or to be entered into by Purchaser or the Partnership in connection with a 1031 Exchange as contemplated by this Agreement.

“Ancillary Property Rights” means all easements, rights of way, strips and gores of land, streets, ways, alleys, passages, sewer rights, waters, water courses, water rights and powers, and all estates, rights, titles, interests, privileges, liberties, tenements, hereditaments and appurtenances whatsoever, in any way belonging, relating or appertaining to any of the Owned Real Property and, to the extent they exist and relate to any of the Owned Real Property, any and all development rights, vested rights, entitlements, benefits, rights, privileges, exemptions, impact fee credits and concurrency approvals or reservations associated with ownership of the such Owned Real Property.

“Business” means each of the following businesses, as conducted by the Partnership or any of its Affiliates (including any Purchased Venture) as of the Closing Date:  (a) researching and developing, planting, growing, harvesting, marketing and selling citrus fruits and other citrus products, (b) citrus grove operation, management and caretaking and (c) the development, production, gathering, processing, storage, disposition, transportation and sale of Minerals and Mineral Rights.

“Business Employee” means each Current Business Employee and each Former Business Employee.

“Business Material Adverse Effect” means (a) a change, event, effect, development, circumstance or occurrence that is or is reasonably expected to be materially adverse to the business or condition (financial or otherwise) of the Business or the Purchased Assets and the Purchased Ventures and their respective subsidiaries, taken as a whole; provided, that none of the following shall be deemed to be or be taken into account in determining whether there has been or will be, a Business Material Adverse Effect:  (i) changes or developments in general economic, regulatory or political conditions (including changes in Law), or in the securities, credit, foreign exchange or financial markets in general; (ii) changes or developments in or affecting the industry in which the Business operates, including changes in Law, whether generally or in any particular jurisdiction; (iii) the failure of the Business to meet projections or forecasts, provided, that the underlying causes of such failure may be considered in determining whether there is a Business Material Adverse Effect; (iv) any national or international political event or occurrence, including acts of war or terrorism; (v) changes in GAAP or the interpretation thereof; or (vi) any acts of God or man-made or natural disasters, including any freeze, hurricane, tropical storm, other extreme weather event, flood, fire or explosion provided, that, in the case of clauses (i), (ii), (iv), (v) and (vi) if such effect disproportionately adversely affects the Business or the Purchased Assets and the Purchased Ventures and their respective subsidiaries, taken as a whole, as compared to other Persons or businesses that operate in the industry in which the Business operates, then the disproportionate aspect of such effect may be taken into account in determining whether a Business Material Adverse Effect has or will occur or (b) any materially adverse change in the ability of the Partnership to consummate the transactions contemplated by this Agreement.

“Capex and Acquisition Schedule” means Schedule 1.2 attached hereto.

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, in each case of such Person as of such time.

“Cash Consideration Amount” means One Hundred Fifty Five Million Dollars ($155,000,000.00).

“CERCLA” means Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. Section 9601 et seq.), as amended, and the rules and regulations promulgated thereunder.

“Citree” means Citree Holdings 1, LLC, a Delaware limited liability company.

“Citree Loan” means the Loan Agreement, dated as of March 4, 2014, by and between Citree and MetLife.

“Citrus Harvest Season” means, with respect to any specified period which overlaps two calendar years, the period beginning on October 1st of the first specified calendar year and ending on June 30th of the subsequent specified calendar year.

“Closing Adjustment Amount” means an amount equal to (x) the Closing Balance of Inventories Adjustment minus (y) the Employee Leasing Cost (which sum may result in a positive or negative number).

“Closing Balance of Inventories” means an amount (which may be a positive or negative number) equal to (a) the sum of the Crops-in-Process Inventory for the 2014-2015 Citrus Harvest Season and the Crops-in-Process Inventory for the 2015-2016 Citrus Harvest Season, in each case as of the opening of business on the Closing Date, plus (b) an amount equal to the prepaid expenses of the Business for the 2014-2015 Citrus Harvest Season as of the opening of business on the Closing Date, to the extent such prepaid expenses are not included in clause (a), plus (c) the Non-Crop Receivables, plus (d) the sum of all advances on fruit deposits provided to third party growers as of the opening of business on the Closing Date, plus (e) the Acquisition Debt, minus (f) the Accounts Payable, minus (g) the Working Capital Indebtedness, in each case of clauses (a), (b), (c), (d) (e), (f) and (g) with such amounts to be calculated on a consolidated basis, consistent with GAAP as modified by the Accounting Principles.  Schedule 1.1 sets forth an example of the Closing Balance of Inventories calculation.

“Closing Balance of Inventories Adjustment” means (a) if the Closing Balance of Inventories is a negative number, an amount equal to the absolute value of the Closing Balance of Inventories or (b) if the Closing Balance of Inventories is equal to Zero Dollars ($0) or a positive number, Zero Dollars ($0).

“Closing Credit Facility Indebtedness” means any and all Indebtedness outstanding under the Partnership Credit Facilities (other than the Citree Loan) as of the opening of business on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the confidentiality agreement, dated January 29, 2014, by and between the Partnership and Purchaser, as amended.

“Contract” means any contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement, whether written or oral and whether express or implied, together with all amendments and other modifications thereto.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Crops-in-Process Inventory” means the sum total dollar amount, included as a component of “Inventory” on the Partnership’s balance sheet as of the opening of business on the Closing Date (and calculated consistent with past practices and in accordance with the Accounting Principles), expended or accrued by the Partnership or its subsidiaries in connection with creating and growing a particular citrus crop during a Citrus Harvest Season, which such expenditures and accruals include amounts paid or expended for fertilizers, pesticides, herbicides, irrigation, fertigation, labor, machinery, contract services, shop expenses, repair and maintenance.  For example, the Crops-in-Process Inventory for the 2014-2015 crop which will be harvested in the 2014-2015 Citrus Harvest Season are those expenses and accruals of the Partnership recorded from (and including) October 1, 2013 through (and including) September 30, 2014 (i.e., a citrus grove operator creates/grows a crop during one year, then harvests/sells that crop during the next year; while such a grower is harvesting a crop, they are also creating/growing the next year’s crop).

“Current Business Employee” means each employee of the Partnership or any of its Affiliates who is actively and primarily employed in the Business, or who is primarily dedicated to supporting the Business, immediately prior to the Closing (including any such employee who is on sick leave, military leave, vacation, holiday, short-term disability or other similar leave of absence), and (c) each individual listed on Section 1.1(a)(i) of the Partnership Disclosure Schedules, who is employed by the Partnership or an Affiliate immediately prior to the Closing, excluding, in each case, each individual listed on Section 1.1(a)(ii) of the Partnership Disclosure Schedules.

“Direct Payroll Costs” means, with respect to any Leased Employee and without duplication, the gross amount of all (a) salary and wages earned during the Employee Leasing Term, (b) benefits costs incurred during the Employee Leasing Term (including any payments for accrued vacation and sick leave, regardless of whether such accrued vacation and sick leave was accrued prior to, or during, the Employee Leasing Term), and (c) all applicable fees and taxes owed to third parties as a result of the employment of such Leased Employees during the Employee Leasing Term (including, without limitation, federal, state and local income tax withholding, contributions pursuant to the Federal Insurance Contribution Act and the Federal Unemployment Tax Act, workers’ compensation, unemployment insurance, and other withholding or payments required by federal, state or local law or regulations).

“Employee Leasing Cost” means an amount equal to the aggregate Service Costs for all Leased Employees during the Employee Leasing Term.

“Employee Leasing Term” means the period commencing on the Closing Date and ending on December 31, 2014.

“Employee Transfer Date” means January 1, 2015.

“Environment” means soil, subsoil, surface waters, ground waters, land, wetlands, stream, sediments, surface or subsurface strata and ambient air.

“Environmental Condition” means any condition with respect to the Environment on or off any Purchased Real Property caused by a Release of Hazardous Substances or violation of

Environmental Laws on any Purchased Real Property, whether or not yet discovered, which reasonably could or does result in any loss, Liability or damages, including any condition resulting from the operation of the Business or the operation of the business of (or the use or occupancy of) any lessee, subtenant or occupant of any Purchased Real Property, or that of other property owners or operators in the vicinity of any Purchased Real Property (or that may migrate to any Purchased Real Property) or any activity or operation formerly conducted by any Person or entity on or nearby such Purchased Real Property while the same was owned, leased or operated by the Partnership.

“Environmental Laws” means all federal, state, local and foreign statutes, regulations and ordinances, including common law, concerning health, safety or welfare, or pollution or protection of the Environment, including all those relating to occupational safety, and the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, Release, threatened Release, control, cleanup or remediation of any Hazardous Substances and all notices, reports, investigations, testing and analysis with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Deposit Amount” means an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000).

“Escrow Principal Reduction” means a reduction in the principal amount of the Escrow Letter of Credit, pursuant to the terms of the Escrow Letter of Credit and the Escrow Agreement, in satisfaction of and in lieu of any payment that would otherwise be made to the Purchaser or the Purchaser Indemnitees, as applicable, under the Escrow Agreement, up to the full principal amount available or remaining under the Escrow Letter of Credit, in an amount specified in the joint written instructions to be issued by Purchaser and the Partnership to the Escrow Agent.

“Excluded Taxes” means (a) any Taxes of or relating to the Business, the Purchased Assets or the Assumed Liabilities or imposed on or payable by or with respect to the Purchased Ventures or any of their respective subsidiaries, in each case for any Pre-Closing Tax Period, (b) any Taxes of the Partnership, the Owners or any of their respective Affiliates for any period, (c) any Taxes (other than documentary stamp or other transfer taxes) imposed on the Partnership or the Owners as a result of the Transaction, (d) any Taxes arising out of, attributable to, relating to or resulting from the failure of any of the representations or warranties made by the Partnership or the Owners in this Agreement to be true and correct on the date hereof and at and as of the Closing Date, (e) any Taxes arising out of, attributable to, relating to or resulting from any breach by the Partnership or the Owners of any of their covenants or agreements contained herein and (f) costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (a)-(e).

“FCH” means FCH Management, LLC, a Delaware limited liability company.

“Florida Citrus Code” means the Florida Citrus Code of 1949, as amended, Fla. Stat. § 601.01 et seq.

“Food Safety Laws” means the Federal Food, Drug and Cosmetic Act and other federal, state, local and foreign Laws and their respective implementing regulations in each case which impose standards with respect to the safety of food products intended for human consumption, including any such Laws relating to the manufacture, production, packaging, transportation, import, export, distribution or sale of such products.

“Former Business Employee” means each former employee of the Partnership or its Affiliates who, at the time his or her employment with the Partnership or its Affiliates last terminated, was primarily employed in the Business or primarily dedicated to supporting the Business, excluding, in each case, each individual listed on Section 1.1(a)(ii) of the Partnership Disclosure Schedules.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the certificate of incorporation and by-laws of a company, or similar organizational documents of a limited liability company or limited partnership, and any stockholder, interestholder or partnership agreement or arrangement governing the relations of the company, limited liability company or partnership, as applicable, to its equityholders or the respective rights and obligations of such equityholders.

“Governmental Entity” means any United States or foreign (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal.

“Graham Road Partners” means Graham Road Partners, LLC, a Delaware limited liability company.

“Hazardous Substance” means any substance, material or waste, whether solid, liquid or gaseous in nature:  (a) the presence of which requires notification, investigation, or remediation under any Environmental Law; (b) which is or becomes defined as “toxic,” a “hazardous waste,” “hazardous material” or a “hazardous substance” or “pollutant” or “contaminant” under any present Environmental Laws; (c) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity; (d) which contains gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds; (e) which contains polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde foam insulation or lead; or (f) which contains or emits radioactive particles, waves or materials, including radon gas.

“Indebtedness” means, as of any Person as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (but excluding any prepayment premiums or fees or penalties payable as a result of the consummation of the transactions contemplated by this Agreement) arising under, any obligations of such Person or any of its subsidiaries consisting of (a) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (but excluding any trade payables and accrued expenses arising in the ordinary course of business), (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date, (c) all net payments such Person would have to make in the event of an early termination, on such date, in respect of outstanding interest rate, currency or other hedging agreements, (d) unfunded liabilities relating to retirement and supplemental benefit plans of such Person or its subsidiaries, (e) capital lease obligations or (f) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit or bankers’ acceptances securing obligations of a type described in clauses (a) through (e).  Notwithstanding anything in this Agreement to the contrary, the Partnership shall not bear or be responsible for, and no calculation of, regarding or including Indebtedness which impacts the Partnership shall include, any prepayment premiums, penalties or fees associated with any Indebtedness of the Partnership in existence immediately prior to or as of the Closing.

“Information Technology” means any tangible or digital or other electronic computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware), information systems and telecommunications systems, including any tangible or electronic technology comprising or supporting the foregoing.

“Intellectual Property Rights” means all U.S. and foreign (a) patents and patent applications, together with reissues, continuations, continuations-in-part, revisions, divisionals, substitutions, extensions and reexaminations thereof, (b) trademarks, service marks, trade dress, logos, slogans, trade names and internet domain names, brand names and corporate names, whether registered or unregistered, active or inactive, and all goodwill associated therewith and all registrations, renewals and applications in connection therewith, (c) copyrights, copyrightable subject matter, copyright registrations and applications and renewals thereof, (d) trade secrets and all confidential information, know-how, formulae, models, methodologies, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and inventions (whether patentable or unpatentable and whether or not reduced to practice) and improvements thereto, (e) computer programs (whether in source code, object code or other form), software, databases and compilations and data, (f) all artwork, photographs, advertising and promotional materials and (g) all rights to pursue, recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing, in each case, to the extent protectable by applicable Law.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, guideline, regulation, order, writ, decree, agency requirement, license or permit of any Governmental Entity.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge, including with respect to any real property, any covenant, condition, restriction, reservation, declaration, encroachment, or other encumbrance or cloud on, defect in or exception to title.  For the avoidance of doubt, the term “Lien” shall not be deemed to include any license of Intellectual Property Rights.

“MetLife” means the Metropolitan Life Insurance Company and its Affiliates, including, the New England Life Insurance Company.

“Mineral Rights” means the direct, indirect, legal or beneficial (a) ownership, control, lease, license, use, possession or financial interest in (including any divided or undivided interest, share, royalty, participation or pooling arrangement) any Minerals, (b) right or ability to manage, operate, control, exploit or direct the exploitation or disposition of any Minerals and (c) any rights, title, interests, powers or options to acquire or do any of the foregoing in clauses (a) or (b), including all reversion, recapture and termination rights in any Minerals.

“Minerals” means, without limitation, any and all minerals and mineral rights of any nature or kind, including rock, stone, gravel, aggregate, phosphate, coal, metals or other minerals, coal gas, natural gas, petroleum or other hydrocarbons located on, over, or beneath the surface of, derived from, associated with, related to or appurtenant to any Owned Real Property, Leased Real Property, Purchased Venture Real Property or Purchased Venture Lease or any real property adjacent to any Owned Real Property, Leased Real Property, Purchased Venture Real Property or Purchased Venture Lease (together with all easements and ancillary rights, including all rights of surface entry and all water and water rights, with respect to same).

“Minute Maid” means The Minute Maid Company, a division of The Coca Cola Company.

“Minute Maid Contract” means that certain Fruit Purchase Agreement by and between Minute Maid and the Partnership dated October 5, 2011, as amended.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Non-Crop Receivables” means trade and accounts receivable outstanding as of the opening of business on the Closing Date (a) under contracts for the provision of grove caretaking services, excluding Affiliated Transactions, and (b) under the contracts listed on Section 1.1(b) of the Partnership Disclosure Schedules.

“Notice of Claim” means a written notice, prepared in good faith with reasonable specificity (to the extent known at such time), that specifies the basis for indemnification hereunder (including the section(s) of this Agreement that are the subject of such breach) pursuant to which Losses are being claimed by the Indemnified Party, and which includes copies of all material written evidence thereof that is reasonably available to the Person preparing such notice and, to the extent reasonably practicable and known at such time, the estimated amount of the Loss that has been or may be sustained by the relevant Indemnified Party.

“Orange-Co Name and Orange-Co Marks” means the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of any Party or any of its subsidiaries using or containing “Orange-Co,” whether or not registered, and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing, together with the goodwill associated with any of the foregoing.

“Out-of-Pocket Expenses” means, with respect to any Leased Employee and without duplication, any actual out-of-pocket expenses that are incurred by such Leased Employee or the Partnership in the course of such Leased Employee’s performance of his or her duties and paid or reimbursed by the Partnership, including, without limitation, business or travel expenses, seminar and conference fees, subscription fees and membership dues for professional organizations, as reasonably determined by the Partnership using its usual methods of cost accounting.

“Partnership Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, policy, agreement, arrangement or commitment, whether written or unwritten, for the benefit of any current or former employee, officer, director or independent contractor of the Partnership or any of its subsidiaries sponsored, maintained or contributed to by the Partnership or any of its subsidiaries or to which the Partnership or any of its subsidiaries is obligated to contribute, or with respect to which the Partnership or any of its subsidiaries has any liability, direct or indirect, contingent or otherwise, other than any Multiemployer Plan.

“Partnership Credit Facilities” means (a) the Second Amended and Restated Loan Agreement, dated as of June 27, 2012, by and among the Partnership, the Limited Partner, Metropolitan Life Insurance Company and MetLife, (b) the Amended, Restated and Renewal Promissory Note, dated January 7, 2013, by and among CI Groves, LLC, the Limited Partner, the General Partner, the Partnership and Prudential, as amended, (c) the Promissory Note, Dated November 29, 2006, by and among CI Groves, LLC, the Limited Partner, the General Partner, the Partnership and Prudential, as amended, (d) the Citree Loan and (e) any and all agreements related to or entered in connection with any of the foregoing.

“Partnership Fundamental Representations” means and is limited to the representations and warranties of the Partnership contained in the first sentence of Section 3.1 (Organization), Section 3.3 (Authority), Section 3.17 (Fees and Commissions) and Section 3.18(d) (Sufficiency of Assets).

“Partnership’s knowledge” or “knowledge of the Partnership” means only the actual (but not implied or constructive) knowledge of any one of James Mercer, Ronald Mahan, John D. O’Connor or Jerome Newlin.

“Permit” and “Permits” means any approvals, authorization, consent, license, permit, registration, “no action” letter, filing, report or certificate of, by, or with a Governmental Entity.

“Permitted Liens” means, with respect to any Person, (a) mechanic’s, materialmen’s, carriers’, repairers’ and other Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested and as to which enforcement has been stayed in good faith and as to which appropriate reserves are taken and reflected on such Person’s financial statements, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith and as to which appropriate reserves are taken and reflected on such Person’s financial statements, (c) encumbrances and restrictions of record on real property (including easements, covenants, rights-of-way and similar restrictions of record), (d) and such title defects as Purchaser (in the case of title defects with respect to properties or assets of the Partnership or its subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Purchaser or its subsidiaries), as applicable, may have expressly waived in writing or that do not materially interfere with the continued use of the property or asset affected, (e) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which would not, and any violation of which would not, materially detract from the value or otherwise impact such real property or the present or continuing use thereof, or the business of such Person, as currently conducted, or the continuation thereof after the Closing, and (f) the mortgages, Liens or security interests securing the Partnership Credit Facilities or the Working Capital Facility.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other similar entity, whether or not a legal entity, and including Governmental Entities.

“Pre-Closing Tax Period” shall mean any taxable period ending before the Closing Date or the portion thereof ending before the Closing Date of any taxable period that begins before and ends after the Closing Date.

“Prudential” means the Prudential Insurance Company of America and its Affiliates.

“Purchase Price” equals (w) the Closing Purchase Price plus (x) the Initial Indemnity Release Amount, if any, plus (y) the Subsequent Indemnity Release Amount, if any, plus (z) the sum of any and all Projected Indemnity Release Amounts.

“Purchased Venture Assets” means any and all assets owned by the Purchased Ventures.

“Purchased Venture Real Property” means any and all real property owned by the Purchased Ventures and any and all trees located on such property.

“Purchaser Fundamental Representations” means and is limited to the representations and warranties of Purchaser contained in the first sentence of Section 4.1(a) (Organization), Section 4.2 (Authority) and Section 4.4 (Brokers).

“Rabobank” means Cooperatieve Centrale Raifeisen-Boerenleenbank, B.A. and its Affiliates.

“Release” means any release, spill, discharge, deposit, leakage or disposal, or any uncontained storage or accumulation in violation of any Law, involving or with respect to any matter, material or substance, whether solid, liquid or gaseous in nature.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Service Costs” means, with respect to any Leased Employee and without duplication, the sum of (a) 120% of the Direct Payroll Costs, plus (b) the Out-of-Pocket Expenses, plus (c) the cost of Liability Insurance Coverage for the duration of the Employee Leasing Term.

“subsidiary” and “subsidiaries” means, with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that no Purchased Venture shall be deemed to be a subsidiary of the Partnership or any Affiliate of the Partnership.

“Tax” means (a) any federal, state, local, municipal or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under Section 59A of the Code), real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other taxes, customs, duties, levies, and assessments of any kind whatsoever, and any interest, penalties or additions to tax in respect of, or in connection with, the foregoing (whether disputed or not), and (b) any liability in respect of amounts described in clause (a) hereof by reason of contract, assumption, transferee liability, operation of law, including Treasury Regulation Section 1.1502-6 (or any similar provision of law) or otherwise.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, and amendments thereto) supplied or required to be supplied to a Tax authority relating to Taxes.

“Working Capital Facility” means the Loan Agreement, dated as of June 22, 2007, by and between the Partnership and Rabobank, as amended.

“Working Capital Indebtedness” means an amount equal to all Indebtedness arising under the Working Capital Facility as of the opening of business on the Closing Date.

Section 1.2                                   Cross-Reference of Other Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

Term	Section

Accommodator	2.7
Action	3.9
Affiliate Transaction	3.19(a)
Agreement	Preamble
Allocation	5.4(b)
Allocation Schedule	5.4(b)

Approvals	2.11
Assignment Agreement and Bill of Sale	2.9(f)
Assumed Liabilities	2.5
Audited Financial Statements	3.4(a)(i)
Buildings and Improvements	2.3(e)
Business Permits	3.10(a)(i)
Cap	6.4(b)
Citree Balance Sheet	3.4(a)(iii)
Citree Financial Statements	3.4(a)(iii)
Closing	2.2
Closing Date	2.2
Closing Purchase Price	2.1(a)
Closing Statement	2.8
Controlling Party	5.4(c)
Crop Insurance	2.3(r)
De Minimis Amount	6.4(a)
Deductible	6.4(a)(ii)
Direct Claim	6.3(d)
Dispute Notice	2.14(b)
Dispute Resolution Period	2.14(b)
Draft Allocation	5.4(b)
Employee Leasing Losses	5.2(g)
Enforceability Exceptions	3.3
Escrow Agent	2.9(c)
Escrow Agreement	2.12(a)
Escrow L/C Expiration	2.12(d)
Escrow Letter of Credit	2.9(c)
Estimated Amounts	2.8
Estimated Closing Adjustment Amount	2.8
Exchange Act	5.7
Excluded Assets	2.4
Financial Statements	3.4(a)
Fraud Determination	6.2(a)(ii)
Full Draw Event	2.12(d)
Fundamental Representation Losses	6.4(a)
General Partner	Preamble
Governmental Approvals	2.11
Graham Road Partners Balance Sheet	3.4(a)(iv)
HMS	2.3(g)
Identified Assets	2.7
Indemnified Party	6.3(a)
Indemnity Escrow Account	2.12(a)
Independent Accounting Firm	2.14(b)
Initial Indemnity Release Amount	2.13(a)
Initial Indemnity Release Date	2.13(a)
Interim Projected Indemnity Amount	2.13(d)(i)

Latest Balance Sheet	3.4(a)(ii)
Leased Employees	5.2(a)
Leased Real Property	2.3(c)
Liabilities	3.5
Liability Insurance Coverage	5.2(f)
Licensed Intellectual Property	3.7(a)(ix)
Limited Partner	Preamble
Loss	6.2(b)
Material Contracts	3.7(a)
New Plans	5.3(b)
Non-Controlling Party	5.4(c)
Old Plans	5.3(b)
Owned Real Property	2.3(b)
Owners	Preamble
Parties	Preamble
Partnership	Preamble
Partnership 401(k) Plans	5.3(d)
Partnership Disclosure Schedules	Article 3
Partnership Documents	3.2(a)
Partnership Indemnitee	6.2(c)
Party	Preamble
Payoff Amount	5.5
Payoff Letter	5.5
Phase I Reports	3.13(a)
Post-Closing Adjustment	2.14(d)
Post-Closing Statement	2.14(a)
Projected Indemnity Amount	2.13(a)(ii)
Projected Indemnity Claim	2.13(c)
Projected Indemnity Release Amount	2.13(c)
Purchased Assets	2.3
Purchased Contracts	2.3(f)
Purchased Intellectual Property	2.3(g)
Purchased Leases	2.3(c)(ii)
Purchased Permits	2.3(n)
Purchased Real Property	2.3(d)
Purchased Registered Intellectual Property	3.13(a)
Purchased Venture Interests	2.3(a)
Purchased Venture Lease	2.3(c)(ii)
Purchased Ventures	2.3(a)
Purchased Ventures Accepted Liabilities	2.6
Purchased Ventures Balance Sheets	3.4(a)(iv)
Purchaser	Preamble
Purchaser 401(k) Plan	5.3(d)
Purchaser Allocation Notice	5.4(b)
Purchaser Benefit Plans	5.3(b)
Purchaser Claim	7.14(b)

Purchaser Disclosure Schedules	Article 4
Purchaser Indemnitee	6.2(b)
Purchaser Material Adverse Effect	4.1(a)
Regulation S-X	5.7
Related Party	3.19(a)
Remaining Escrow Deposit Amount	2.13(d)(i)
Remaining Projected Indemnity Amount	2.13(d)(iii)
Replacement Letter of Credit	2.12(d)
Responsible Party	6.3(a)
Restricted Cash	2.3(s)
Retained Liabilities	2.6
Royalty-Free HMS License Agreement	2.9(g)
Subleased Real Property	2.3(c)(ii)
Subsequent Indemnity Release Amount	2.13(b)
Survival Period Termination Date	6.1(a)
Tangible Personal Property	2.3(h)
Tax Claim	5.4(c)
Third Party Claim	6.3(a)
Title Insurance	5.6
Title Insurer	5.6
Transaction	Recitals
Transferred Employees	5.3(a)
Unaudited Financial Statements	3.4(a)(ii)
Venture Equity Interests	3.2(a)
Venture Purchase	2.11
Venture Purchase Notice	2.11
Warranty Deed	2.10(c)
Workaround	2.11

ARTICLE 2
PURCHASE AND SALE; CLOSING

Section 2.1                                   Purchase and Sale.  Subject to the terms and conditions of this Agreement, at the Closing, the Partnership shall, and shall cause its Affiliates to, sell, assign, transfer and convey to Purchaser or its designated subsidiary(ies), and Purchaser shall, and shall cause any of its designated subsidiary(ies) to, purchase and acquire from the Partnership and its Affiliates, all of the Partnership’s and its Affiliates’ right, title and interest in and to the Purchased Assets.  In consideration for the Purchased Assets and the other obligations of the Partnership pursuant to this Agreement, at the Closing, Purchaser shall, on behalf of itself and its designated subsidiary(ies), (a) pay to the Partnership an amount of cash equal to (w) the Cash Consideration Amount minus (x) the Estimated Closing Adjustment Amount, if any, minus (y) the Escrow Deposit Amount minus (z) the 2014-2015 Harvest Cash Amounts, if any (such amount, the “Closing Purchase Price”), and (b) assume the Assumed Liabilities.

Section 2.2                                   Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”) at 10:00 a.m., Eastern Standard time, at such location as is mutually agreed by the Parties, and shall be effective as of the opening of business on the Closing Date.  The Parties hereto acknowledge and agree that all proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 2.3                                   Purchased Assets.  Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, the Partnership shall, and shall cause its Affiliates to, sell, assign, transfer and convey to Purchaser or its designated subsidiary(ies), and Purchaser shall, and shall cause its designated subsidiary(ies) to, purchase, acquire and accept from the Partnership and its Affiliates, all of the Partnership’s and its Affiliates’, right, title and interest as of the Closing in and to the following, (the “Purchased Assets”):

(a)                                 All of the issued and outstanding equity interests owned by the Partnership (the “Purchased Venture Interests”) of each of the entities listed in Section 2.3(a) of the Partnership Disclosure Schedules (the “Purchased Ventures”);

(b)                                 All real property owned in fee by the Partnership or any of its subsidiaries, including the real property listed in Section 2.3(b) of the Partnership Disclosure Schedules, all trees located on such real property and all Ancillary Property Rights (all of the foregoing being collectively referred to as the “Owned Real Property,” it being understood that the Owned Real Property does not include the Purchased Venture Real Property);

(c)                                  (i) Any and all leases, subleases, licenses or other Contracts pursuant to which the Partnership or its subsidiaries, as tenant, subtenant, licensee or sublicensee, obtains the use or occupancy of real property from third Persons, including the leases and other documents or Contracts listed in Section 2.3(c)(i) of the Partnership Disclosure Schedules and any and all trees located on such property (all of the foregoing being collectively referred to as the “Leased Real Property”), and (ii) any and all leases, subleases, licenses, sublicenses or other Contracts with respect to the use or occupancy of the Owned Real Property or the Leased Real Property by third Persons, as tenant, subtenant, licensee or sublicensee, including the leases and other documents or Contracts listed in Section 2.3(c)(ii) of the Partnership Disclosure Schedules (such real property, the “Subleased Real Property”), in each case of clauses (i) and (ii), including temporary, short-term and seasonal agreements, including with respect to beekeepers, hunting, fishing and alligator control (the leases and other documents or Contracts in clauses (i) and (ii), the “Purchased Leases,” it being understood that the Purchased Leases do not include any real property leased by a third Person to the Purchased Ventures or any real property leased by the Purchased Ventures to a third Person (any such lease, a “Purchased Venture Lease”));

(d)                                 Any and all Minerals and Mineral Rights (together with the Owned Real Property and the Purchased Leases, the Subleased Real Property and the Purchased Leases, the “Purchased Real Property”);

(e)                                  Any and all buildings, structures, improvements and fixtures located on, beneath or within the Purchased Real Property (collectively, the “Buildings and Improvements”);

(f)                                   All Contracts, including each Contract listed in listed in Section 2.3(f) of the Partnership Disclosure Schedules, by which the Purchased Real Property is bound or subject or to the extent related to the Business (collectively, the “Purchased Contracts”);

(g)                                  All Intellectual Property Rights primarily used or held primarily for use in the operation of the Business, including (i) the Intellectual Property Rights listed in Section 2.3(g) of the Partnership Disclosure Schedules, (ii) the Orange-Co Name and Orange-Co Marks and (iii) the software and software components developed by the Partnership as of the Closing Date that constitutes the “HMS” or “Harvest Management System,” together with such supporting information and documentation (whether created by the Partnership, its Affiliates or any third party retained or engaged by the Partnership or its Affiliates) sufficient to enable Purchaser and its Affiliates to use the HMS and fully exercise their rights under the HMS (the “HMS) (collectively, the “Purchased Intellectual Property”);

(h)                                 Any and all machinery, equipment, hardware, furniture, fixtures, tools, Information Technology and other tangible personal property (collectively, and excluding Intellectual Property Rights, “Tangible Personal Property”) located on the premises of the Owned Real Property or the Leased Real Property (excluding any trade fixtures and articles of personal property owned by the tenant and located on the premises of any Subleased Real Property), and any and all Tangible Personal Property primarily used or held primarily for use in the operation of the Business, including the Tangible Personal Property listed in Section 2.3(h) of the Partnership Disclosure Schedules;

(i)                                     Any and all trade receivables and other accounts receivable of the Business, including the Non-Crop Receivables, as of the opening of business on the Closing Date, other than the 2013-2014 Harvest Receivables;

(j)                                    Any and all prepaid expenses, deposits on fruit purchases and security deposits of the Business as of the opening of business on the Closing Date, including all security deposits with respect to Subleased Real Property;

(k)                                 Any and all crops of the Partnership or its subsidiaries growing on trees owned or leased by the Partnership and its subsidiaries;

(l)                                     Any and all fertilizers, pesticides, rodenticides, other agricultural chemicals, replacement parts, gas, oil, fuel, supplies, citrus nursery inventory and other non-crop inventories of the Partnership and its subsidiaries, in each case to the extent used, or held for use, by the Business;

(m)                             All goodwill, if any, of the Business;

(n)                                 Any and all Permits primarily used or held primarily for use in the operation of the Business or that are required for the use and occupancy of the Purchased Real Property, including the Permits listed in Section 2.3(n) of the Partnership Disclosure Schedules (collectively, the “Purchased Permits”);

(o)                                 Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) arising out of the Purchased Assets or the Assumed Liabilities;

(p)                                 Any and all rights under or pursuant to all warranties, representations and guarantees, whether express or implied, made by customers, suppliers, contractors, vendors and other third parties with respect to any of the other Purchased Assets, other than any of the foregoing to the extent exclusively related to any Excluded Asset or Retained Liability;

(q)                                 (i) Any and all documents, instruments, papers, books, records, books of account, files and data (including customer and supplier lists, and repair and performance records), catalogs, brochures, sales literature, promotional materials, certificates and other documents primarily related to the Business and (ii) copies of any information relating to Taxes to the extent related to the Business, in each case of clauses (i) and (ii), other than (A) any books, records or other materials that the Partnership is required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request) and (B) personnel and employment records for employees and former employees who are not Transferred Employees;

(r)                                    Any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements solely to the extent related to the trees owned or leased by the Partnership and its subsidiaries or to the crops grown on such trees (“Crop Insurance”), for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(s)                                   Any and all Cash Amounts of the Partnership and its subsidiaries as of the opening of business on the Closing Date, other than the Cash Amounts set forth on Section 2.3(s) of the Partnership Disclosure Schedules (the “Restricted Cash”); and

(t)                                    All other assets, rights, properties, Contracts and claims of every kind and description, whether direct or indirect, matured or contingent, tangible or intangible or real, personal or mixed, to the extent owned, licensed, used or otherwise held for use in the Business and which are not Excluded Assets or which are not specifically excluded in clauses (a)-(s) of this Section 2.3.

For clarification purposes, it is understood that the Partnership owns only a fifty one percent (51%) interest in Citree and a fifty percent (50%) interest in Graham Road Partners and any reference in this Agreement to the transfer to the Purchaser of assets, rights, properties, contracts and claims of every kind and description of the Business does not mean that Purchaser will acquire a direct interest in any of the same owned by Citree or Graham Road Partners, but rather only an indirect interest by virtue of the Purchaser’s acquisition of such 51% interest in Citree and 50% interest in Graham Road Partners.

Section 2.4                                   Excluded Assets.  Notwithstanding anything to the foregoing contained in Section 2.3, Purchaser expressly understands and agrees that the following assets and properties of the Partnership and its Affiliates (the “Excluded Assets”) shall be retained by the Partnership and such Affiliates (other than the Purchased Ventures and their subsidiaries), and shall be excluded from the Purchased Assets and transferred out of the Purchased Ventures and their subsidiaries prior to the Closing:

(a)                                 Except as set forth in Section 5.2, any and all assets related to the Partnership Benefit Plans;

(b)                                 One hundred percent (100%) of the equity interests in the Partnership, its subsidiaries and Affiliates (other than the Purchased Ventures), the Owners and FCH;

(c)                                  Any and all loans and advances, if any, by the Partnership to any of its Affiliates or otherwise to the Business;

(d)                                 Any and all refunds or credits of or against Excluded Taxes;

(e)                                  Any and all Contracts of FCH and its Affiliates with parties other than the Purchased Ventures;

(f)                                   Any and all 2013-2014 Harvest Receivables;

(g)                                  The Restricted Cash;

(h)                                 Any and all rights of the Partnership or its Affiliates under this Agreement or the Ancillary Agreements; and

(i)                                     Except as set forth in Section 2.3(r), any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements, before, through and after the Closing, including any all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds from or under any such insurance policies for all periods before, through and after the Closing.

Section 2.5                                   Assumed Liabilities.  Subject to the terms of this Agreement and excluding the Retained Liabilities, at the Closing, Purchaser shall assume (or cause its applicable designated Affiliates to assume) and agrees to pay, discharge or perform when due (or cause its applicable designated Affiliates to pay, discharge and perform when due) only the following Liabilities of the Partnership and its subsidiaries (the “Assumed Liabilities”), and no others:

(a)                                 Any and all Accounts Payable;

(b)                                 The Closing Credit Facility Indebtedness and Working Capital Indebtedness (together with any amendments, restatements, replacements or refinancing thereof, it being understood that such Indebtedness will be repaid in full at the Closing);

(c)                                  Any and all Liabilities relating to or arising out of the Purchased Contracts, Purchased Leases, Purchased Permits or Purchased Intellectual Property, but only to the extent such Liabilities (i) arise or are to be performed after the Closing Date, (ii) do not arise from or relate to any breach or violation by the Partnership or any of its Affiliates (other than a Purchased Venture) or, prior to the Closing Date, any Purchased Venture of any such Purchased Contracts or Purchased Leases and (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach or violation of any of such Purchased Contracts or Purchased Leases;

(d)                                 Any and all Liabilities in respect of Transferred Employees arising simultaneous with or after the Employee Transfer Date, and any and all Liabilities in respect of Transferred Employees assumed or undertaken by Purchaser pursuant to Section 5.2;

(e)                                  Other than the Retained Liabilities, any Liabilities to the extent arising from the operation of the Business by Purchaser or its Affiliates following the Closing Date or incurred in the operation of the Business by Purchaser or its Affiliates following the Closing;

(f)                                   Any prepayment penalties or fees incurred by the Partnership or its subsidiaries and resulting from the prepayment at or prior to Closing of the Closing Credit Facility Indebtedness and Working Capital Indebtedness; and

(g)                                  All Liabilities of the Purchased Ventures set forth on the Purchased Ventures Balance Sheets and all Liabilities incurred by the Purchased Ventures in the ordinary course of business consistent with past practice of the Business since the date of the Purchased Ventures Balance Sheets (“Purchased Ventures Accepted Liabilities”).

Section 2.6                                   Retained Liabilities.  Notwithstanding anything to the contrary set forth in this Agreement, the Partnership and its Affiliates (other than the Purchased Ventures) will retain all Liabilities other than the Assumed Liabilities (the “Retained Liabilities”), including the following Liabilities, and such Retained Liabilities shall not be assumed by Purchaser or its Affiliates:

(a)                                 Any and all 2013-2014 Harvest Liabilities;

(b)                                 Except as set forth in Section 2.5(b), any Indebtedness of the Partnership and its Affiliates;

(c)                                  Other than the Assumed Liabilities, any and all Liabilities to the extent relating to or arising from the operation of the Business or incurred in the operation of the Business, accruing prior to the Closing, whether known or unknown, fixed or contingent, asserted or unasserted;

(d)                                 Any and all Liabilities for which the Partnership or any of its Affiliates (other than the Purchased Ventures) expressly has responsibility pursuant to this Agreement or any other Ancillary Agreements;

(e)                                  Any and all Liabilities to the extent relating to or arising out of the Partnership’s or any of its Affiliates’ operation of any business other than the Business, accruing prior to the Closing, whether known or unknown, fixed or contingent, asserted or unasserted;

(f)                                   Any and all Liabilities relating to or arising out of the Purchased Contracts and Purchased Leases to the extent such Liabilities (i) arise from or relate to any breach or violation by the Partnership or any of its Affiliates prior to the Closing Date or (ii) arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach or violation of any of such Purchased Contracts or Purchased Leases;

(g)                                  Any and all Liabilities of any Purchased Venture to the extent arising from or by virtue (if applicable) of it being an ERISA Affiliate of the Partnership or any of its Affiliates;

(h)                                 Any and all Liabilities accruing prior to the Closing, whether known or unknown, fixed or contingent, asserted or unasserted, to the extent arising out of or related to the Excluded Assets;

(i)                                     Except as set forth in Section 2.5, any Liabilities to the extent relating to or arising under any Partnership Benefit Plan;

(j)                                    Any and all Liabilities for Excluded Taxes; and

(k)                                 Any and all third party fees and expenses incurred by, or charged to, the Partnership and its Affiliates, whether paid or to be paid, in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement, including fees and expenses of advisors, the cost of recording or filing any documents required to be recorded or filed with respect to the Purchased Real Property or Purchased Leases, and any costs incurred to provide abstracts of title for such Purchased Real Property, but excluding any such fees and expenses which this Agreement specifically provides are the responsibility of Purchaser.

Notwithstanding anything in this Agreement to the contrary, in no event shall the Retained Liabilities include more than a fifty one percent (51%) share of any Liabilities of Citree that are not Purchased Ventures Accepted Liabilities or more than a fifty percent (50%) share of Liabilities of Graham Road Partners that are not Purchased Ventures Accepted Liabilities.

Section 2.7                                   1031 Exchange.  The Parties acknowledge and agree that Purchaser intends to acquire certain assets of the Partnership at the Closing in a like-kind exchange under Section 1031 of the Code, and Purchaser shall be entitled to require the Partnership to dispose of the assets identified by Purchaser (the “Identified Assets”) simultaneously with the Closing in such a like-kind exchange transaction and in the manner set forth in this Section 2.7.  Each of the Parties shall cooperate in good faith to structure such transactions as, or as part of, a “deferred like-kind exchange” under Treasury Regulations Section 1.1031(k)-1 or a “reverse like-kind exchange” pursuant to IRS Revenue Procedure 2000-37, or otherwise, to the greatest extent possible under the Code and agrees to make such modifications to this Agreement as are reasonably necessary to meet the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder.  In such connection, Purchaser shall be entitled to require the Partnership to transfer the Identified Assets at Closing to, and the Partnership shall at the Closing transfer the Identified Assets to, a qualified intermediary, as defined in Section 1.1031(k)-1(g)(4) of the regulations promulgated under the Code, an exchange accommodation titleholder, as defined in Revenue Procedure 2000-37, or another person reasonably selected by Purchaser for the purpose of satisfying the Section 1031 requirements (each, an “Accommodator”).  Purchaser shall be entitled to satisfy any payments required to be made pursuant to this Agreement by directing an Accommodator to make such payments to the Partnership, and any payments so made to the Partnership shall be treated for all purposes of this Agreement as having been paid to the Person receiving such payment from such Accommodator.  The Partnership shall be entitled to direct that any payments required to be made pursuant to this Agreement be made to an Accommodator, and any payments so made to such Accommodator shall be treated for all purposes of this Agreement as having been paid to the Partnership.  Purchaser agrees to cooperate with the Partnership in connection with the Partnership’s desire to sell certain assets of the Partnership at the Closing in a like-kind exchange transaction that meets the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder.  None of the representations, warranties, covenants, indemnification obligations or other agreements of the Parties hereunder shall be affected by any transfer of assets to or receipt of assets from an Accommodator pursuant to the foregoing terms of this Section 2.7.  None of the Parties shall be required to make any representations or warranties, assume any obligations, spend any out-of-pocket amounts, or acquire title to any property, except as required by this Agreement, in connection with an exchange involving an Accommodator effected by the other Party.  Each of the Parties hereby agrees to pay all costs incurred by such Party associated with any such exchange effected by such Party and to indemnify and hold each of the other Parties harmless from and against any and all claims, losses, liabilities (including reasonable attorneys’ fees, court costs and related expenses) and Taxes arising out of such exchange.

Section 2.8                                   Closing Adjustment.  The Parties acknowledge that the Partnership has delivered to Purchaser at least three (3) Business Days prior to the date hereof a good-faith estimate of the Closing Adjustment Amount (such estimate, the “Estimated Closing Adjustment Amount”) and each of its component parts (such component parts, together with the Estimated Closing Adjustment Amount, the “Estimated Amounts”), which statement contains an estimated balance sheet of the Partnership as of the opening of business on the Closing Date (without giving effect to the transactions contemplated herein), a calculation of the Estimated Amounts (the “Closing Statement”), reasonable supporting detail and a certificate of the Partnership that the Closing Statement was prepared in accordance with the Accounting Principles.  The Partnership has provided Purchaser with reasonable access to the books and records of the Partnership, and other Partnership documents, to verify the information set forth in the Closing Statement prior to the Closing Date.  The Estimated Amounts set forth in the Closing Statement shall be the Estimated Amounts for the purposes of the Closing.

Section 2.9                                   Purchaser Deliverables.  At the Closing, Purchaser shall deliver or cause to be delivered the following:

(a)                                 to the account designated in writing by the Partnership at least three (3) business days prior to the Closing Date, an amount of cash equal to the Closing Purchase Price, by wire transfer of immediately available funds;

(b)                                 to the applicable accounts under each of the Partnership Credit Facilities (other than the Citree Loan), the applicable Payoff Amounts specified in the applicable Payoff Letters;

(c)                                  to the Escrow Agent, a clean, irrevocable and unconditional standby letter of credit in the aggregate face amount equal to the Escrow Deposit Amount in favor of SunTrust

Bank (“the “Escrow Agent”) for the account of the Escrow Agent in the form attached hereto as Exhibit A (including any replacement thereof made in accordance with the Escrow Agreement, the “Escrow Letter of Credit”);

(d)                                 to the Partnership (on behalf of the Owners), (i) Payoff Letters from MetLife and Rabobank, in final form, duly executed by MetLife and Rabobank’s authorized Representatives and (ii) a Payoff Letter (which may be the Payoff Letters provided under Section 2.9(d)(i) or Section 2.10(g)), release of guarantee substantially similar in all material respects to the form attached hereto as Exhibit B, or other evidence (which other evidence shall be reasonably satisfactory to the Partnership) that Orange-Co, Inc., a Florida corporation, and Orange-Co, LLC have been fully released and discharged from all of their obligations under any guarantees that they executed with respect to the Partnership Credit Facilities or the Working Capital Facility;

(e)                                  to the Partnership, a receipt for the Purchased Venture Interests, duly executed by Purchaser (or one or more Affiliates of Purchaser designated by Purchaser);

(f)                                   to the Partnership, to the extent any Purchased Asset or Assumed Liability is not held by a Purchased Venture, a counterpart of the Assignment and Assumption Agreement and Bill of Sale for the Purchased Assets (other than the Purchased Venture Interests) and the Assumed Liabilities, by and between the Partnership and each of its Affiliates that owns any Purchased Assets as of immediately prior to the Closing, on the one hand, and the Purchaser (or one or more Affiliates of Purchaser designated by Purchaser), on the other hand, substantially similar in all material respects to the form attached hereto as Exhibit C (the “Assignment Agreement and Bill of Sale”), duly executed by Purchaser (or one or more Affiliates of Purchaser designated by Purchaser);

(g)                                  to the Partnership, a license agreement granting the Partnership and its Affiliates a non-exclusive, perpetual, unrestricted, royalty-free license to the HMS solely for use by the Partnership and its Affiliates in the operation of their respective businesses (and excluding the right to sell, have sold or offer for sale such software or any derivative works) substantially similar in all material respects to the form attached hereto as Exhibit D (the “Royalty-Free HMS License Agreement), duly executed by Purchaser;

(h)                                 to the Partnership, the Escrow Agreement, duly executed by Purchaser and by the Escrow Agent; and

(i)                                     to the Partnership, a certificate signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer that (i) each of the Purchaser Fundamental Representations is true in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case as of such date), (ii) all other representations and warranties of Purchaser contained in this Agreement are true and correct (without giving effect to any qualifications or limitations as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case as of such date) except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate a Purchaser Material Adverse Effect and (iii) Purchaser has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

Section 2.10                            Partnership Deliverables.  At the Closing, the Partnership shall deliver or cause to be delivered the following to the Purchaser (or an Affiliate of Purchaser designated by Purchaser):

(a)                                 certificates evidencing the Purchased Venture Interests, to the extent that such Purchased Venture Interests are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent such Purchased Venture Interests are not in certificated form, other evidence of ownership or assignment in form and substance reasonably satisfactory to Purchaser;

(b)                                 a counterpart of the Assignment Agreement and Bill of Sale duly executed by the Partnership;

(c)                                  duly executed and acknowledged special warranty deeds or comparable instruments of transfer and assignment in recordable form with respect to the Owned Real Property, Minerals and Mineral Rights, substantially similar in all material respects to the form attached hereto as Exhibit E (each, a “Warranty Deed”), conveying such Owned Real Property, Minerals and Mineral Rights;

(d)                                 duly executed and acknowledged instruments of assignment of the Purchased Leases, substantially similar in all material respects to the form attached hereto as Exhibit F;

(e)                                  a duly executed certificate of non-foreign status from the Partnership and each of its applicable Affiliates that owns Purchased Assets as of immediately prior to the Closing, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);

(f)                                   duly signed resignations from the Partnership’s designees or appointees (other than Jerome Newlin) to the board of directors or managers (or equivalent governing bodies) of each of the Purchased Ventures, effective immediately upon the Closing;

(g)                                  Payoff Letters from Prudential in final form, duly executed by Prudential’s authorized Representative;

(h)                                 the HMS License Agreement, duly executed by the Partnership;

(i)                                     duly executed consents, waivers and approvals set forth on Section 2.10(i) of the Partnership Disclosure Schedules, in each case in full force and effect as of the Closing Date;

(j)                                    the Escrow Agreement, duly executed by the Partnership; and

(k)                                 a certificate signed on behalf of the Partnership by a senior executive of its general partner that (i) each of the Partnership Fundamental Representations, is true in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case as of such date), (ii) the representations and warranties of the Partnership contained in Section 3.8(a) (Absence of Material Adverse Effect) are true in all respects as of the date of the Closing Date as though made on the Closing Date, (iii) all other representations and warranties of the Partnership contained in this Agreement are true and correct (without giving effect to any qualifications or limitations as to “materiality” or “Business Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case as of such date) except, in the case of this clause (iii), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (iv) the Owners, the Partnership and the Partnership’s subsidiaries have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

Section 2.11                            Non-Assignment; Consents.  Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset for which any requisite approval, authorization, consent or clearance of, filing or registration with, notification to, or granting or issuance of any license, order, ruling, waiver or permit by, any Person (collectively, “Approvals” and with respect to Approvals of Governmental Entities, the “Governmental Approvals”) has not been obtained prior to the Closing.  If such Approval is not obtained prior to the Closing, until the earlier of such time as such Approval or Approvals are obtained and three (3) years following the Closing Date, then (i) each of Purchaser and the Partnership shall cooperate in good faith and use commercially reasonable efforts to obtain such Approval or Approvals and (ii) the Partnership will cooperate with Purchaser in any arrangement reasonably acceptable to Purchaser and the Partnership (each, a “Workaround”) intended to both (x) provide Purchaser, or Affiliates of Purchaser designated by Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets (including by means of any subcontracting, sublicensing or subleasing arrangement) and (y) cause Purchaser, or such designated Affiliates of Purchaser, to bear all costs and Liabilities thereunder to the extent an Assumed Liability from and after the Closing in accordance with this Agreement to the extent that Purchaser, or such designated Affiliates of Purchaser, receives the rights and benefits of such Purchased Assets from and after the Closing in accordance with this Agreement.  In furtherance of the foregoing, Purchaser will, or will cause its applicable Affiliates to, promptly pay, perform or discharge when due any related Liability to the extent it constitutes an Assumed Liability arising thereunder after the Closing to the extent that Purchaser, or such designated Affiliates of Purchaser, receives the rights and benefits of such Purchased Assets from and after the Closing in accordance with this Agreement; provided, that Purchaser shall not be obligated by this Section 2.11 to assume or incur any Liability that is inconsistent with the Partnership’s or its Affiliates’ representations, warranties and other covenants contained in this Agreement.  Purchaser shall be solely responsible for any out-of-pocket expenses incurred in connection with implementing any Workaround.  If an Approval for the sale, transfer, assignment or conveyance of a Purchased Venture Interest has not been obtained at the Closing, then in addition to the Workaround described in this Section 2.11, Purchaser may instruct the Partnership in writing to offer to purchase any or all of the Venture Equity Interests that are not Purchased Venture Interests from the holders thereof at the purchase price set forth in such notice

(such purchase, a “Venture Purchase,” and such notice, a “Venture Purchase Notice”).  Upon the Partnership’s receipt of a Venture Purchase Notice, the Partnership and Purchaser shall use commercially reasonable efforts to negotiate with the other holders of the Venture Equity Interests and, with Purchaser’s prior written approval, execute and consummate the Venture Purchase described therein; provided, that Purchaser shall be solely responsible for the cost of consummating the Venture Purchase and will reimburse the Partnership’s reasonable and documented costs of negotiating the Venture Purchase, if any.

Section 2.12                            Indemnification Escrow.

(a)                                 The Escrow Deposit Amount, or from and after the Closing the Remaining Escrow Deposit Amount, shall (subject to the terms and conditions of Article 6) serve as and be the sole and exclusive source for payment of claims for indemnification by any Purchaser Indemnitee pursuant to Article 6.  The Escrow Letter of Credit, which shall be provided at the Closing by Purchaser to the Escrow Agent in respect of the Escrow Deposit Amount, shall be held by the Escrow Agent in an account (the “Indemnity Escrow Account”) in accordance with the terms and conditions of an escrow agreement in the form attached hereto as Exhibit G (the “Escrow Agreement”).

(b)                                 On the date which is twelve (12) months following the Closing, the Escrow Agent shall pay and disburse to the Partnership, via a draw on the funds available under the Escrow Letter of Credit, the Initial Indemnity Release Amount calculated in accordance with Section 2.13, and the amount available to be drawn under the Escrow Letter of Credit and the aggregate principal amount of the Escrow Letter of Credit shall be reduced to reflect the foregoing draw and payment.

(c)                                  Notwithstanding anything in this Agreement or in the Escrow Agreement to the contrary, in the event that the Partnership is entitled, pursuant to this Agreement and the Escrow Agreement, to funds to be drawn from the Escrow Letter of Credit and the Escrow Agent is not able to draw all or any part of such funds from the Escrow Letter of Credit after receiving a notice (formatted as a joint written instruction) directing it to draw and release such funds, whether due to the expiration of the Escrow Letter of Credit, technical draw issues or otherwise, then, and in any such event, Purchaser shall deliver to the Partnership, by wire transfer of immediately available funds, not later than three (3) business days (with time of the essence) after a written request therefor from the Partnership, the amount of funds to which the Partnership is entitled or, if less than such amount, the remaining amount available to be drawn under the Escrow Letter of Credit, and the amount available to be drawn thereafter under the Escrow Letter of Credit (if not already equal to Zero) shall be reduced by the amount of such wire transfer.  Without limiting the forgoing, any inability of the Escrow Agent to draw upon the Escrow Letter of Credit for any amount that is properly payable to the Partnership from the Escrow Letter of Credit or the Indemnity Escrow Account pursuant to this Agreement and the Escrow Agreement shall not relieve the Purchaser from its obligation to have made or to make such payment to the Partnership, and the Purchaser shall effect such payment by wire transfer in accordance with the preceding sentence.

(d)                                 If either Purchaser or the Partnership anticipates that there will be any funds remaining under the Escrow Letter of Credit as of the expiration date of the Escrow Letter of Credit (the “Escrow L/C Expiration”), then Purchaser shall use reasonable best efforts to obtain and deliver to the Escrow Agent, at least three (3) business days prior to the Escrow L/C Expiration,  a replacement clean, irrevocable and unconditional standby letter of credit in the aggregate face amount equal to the amount of funds remaining under the Escrow Letter of Credit (i) in substantially the same form as the Escrow Letter of Credit or such other form as is reasonably acceptable to the Partnership and the Escrow Agent and (ii) from the then-current lender under the Escrow Letter of Credit or such other lender as is reasonably acceptable to the Partnership (the “Replacement Letter of Credit”).  The Escrow Agreement shall provide that if the Escrow Agent has not received a Replacement Letter of Credit from Purchaser and written notice from the Partnership that the Replacement Letter of Credit satisfies the requirements of this Section 2.12(d) at least six (6) business days prior to the Escrow L/C Expiration, then prior to the close of business on the third (3rd) business day prior to the Escrow L/C Expiration (with time of the essence), the Escrow Agent shall draw all funds remaining under the Escrow Letter of Credit and hold such funds in the Indemnity Escrow Account for release pursuant to the applicable provisions of the Escrow Agreement (a “Full Draw Event”).  Following the expiration of the Escrow Letter of Credit, all references in this Agreement and the Escrow Agreement to the Escrow Letter of Credit shall be deemed to refer to the Replacement Letter of Credit (and any subsequent replacement standby letter of credit that complies with this Section 2.12(d)), and this Section 2.12(d) shall apply to the Replacement Letter of Credit mutatis mutandis.

(e)                                  The Parties agree that the Escrow Agreement shall treat the Escrow Letter of Credit and any funds held in the Indemnity Escrow Account as owned by the Partnership for U.S. federal income tax purposes.

Section 2.13                            Release of Indemnity Escrow.

(a)                                 On the date which is twelve (12) months following the Closing Date (the “Initial Indemnity Release Date”), Purchaser shall provide the Partnership with (i) a written notice of its reasonable and good-faith determination of the Projected Indemnity Amount, if any, as of such date, together with reasonable supporting calculations and documentation, and (ii) a written notice and instruction (formatted as a joint instruction also to be executed by the Partnership) duly executed by Purchaser instructing the Escrow Agent to draw down that portion of the funds available under the Escrow Letter of Credit and pay to the Partnership, in accordance with the terms of the Escrow Agreement, an amount equal to the greater of (A) Zero Dollars ($0) and (B)  (x) the funds available under the Escrow Letter of Credit or otherwise held in the Indemnity Escrow Account as of that date minus (y) Three Million Seven Hundred and Fifty Thousand Dollars ($3,750,000) minus (z) the Projected Indemnity Amount as of such date (such amount, the “Initial Indemnity Release Amount”).  Any such payments by the Escrow Agent shall be made to the Partnership.  The term “Projected Indemnity Amount” means, as of any date, the sum of Losses that, as of such date, would reasonably be expected to be paid out of the Indemnity Escrow Account pursuant to, and subject to the conditions and limitations provided under, Article 6 in respect of claims that have been timely and properly asserted in good faith in accordance with Article 6 but not finally resolved by such date.

(b)                                 On the Survival Period Termination Date, Purchaser shall provide the Partnership with (i) a written notice of its reasonable and good-faith determination of the Projected Indemnity Amount, if any, as of such date, together with reasonable supporting calculations and documentation, and (ii) a written notice and instruction (formatted as a joint instruction also to be executed by the Partnership) duly executed by Purchaser instructing the Escrow Agent to drawn down that portion of the remaining funds available under the Escrow Letter of Credit (after reduction, if any, of the Escrow Letter of Credit, if any, pursuant to Section 2.12(b)) and pay to the Partnership, in accordance with the terms of the Escrow Agreement, an amount equal to the greater of (A) Zero Dollars ($0) and (B) (x) the remaining funds available under the Escrow Letter of Credit or otherwise held in the Indemnity Escrow Account as of that date minus (y) the Projected Indemnity Amount as of such date (such amount, the “Subsequent Indemnity Release Amount”).  Any such payments by the Escrow Agent shall be made to the Partnership.

(c)                                  As and to the extent any claim included and described in the definition of the Projected Indemnity Amount as of the Initial Indemnity Release Date or the Survival Period Termination Date, as applicable (each such claim, a “Projected Indemnity Claim”), is subsequently withdrawn or resolved, Purchaser and the Partnership shall issue joint written instructions directing the Escrow Agent to pay to the Partnership via a draw on the funds available under the Escrow Letter of Credit or otherwise held in the Escrow Account such amount as is due to the Partnership from the Indemnity Escrow Account or effect an Escrow Principal Reduction in the amount as is due to the Purchaser Indemnitees, as applicable, in accordance with the resolution of such claim, as provided in the Escrow Agreement; provided, that the amount drawn on the funds available under the Escrow Letter of Credit and released from the Indemnity Escrow Account to the Partnership upon the resolution of a Projected Indemnity Claim (a “Projected Indemnity Release Amount”) shall be reduced (but not below Zero Dollars ($0)) as follows:

(i)                                     Prior to the Survival Period Termination Date, such amount shall be reduced to the extent that (A) the Remaining Escrow Deposit Amount at such time is less than (B) (1) the Interim Projected Indemnity Amount at such time plus (2) Three Million Seven Hundred and Fifty Thousand Dollars ($3,750,000); and

(ii)                                  Following the Survival Period Termination Date, such amount shall be reduced to the extent that (A) the Remaining Escrow Deposit Amount at such time is less than (B) the Remaining Projected Indemnity Amount at such time.

(d)                                 For purposes of this Agreement and the Escrow Agreement:

(i)                                     “Interim Projected Indemnity Amount” means, as of the time a Projected Indemnity Claim is withdrawn or resolved, (x) the Projected Indemnity Amount as of the Initial Indemnity Release Date minus (y) Purchaser’s reasonable and good faith estimate of Losses, as of the Initial Indemnity Release Date, with respect to Projected Indemnity Claims to be finally resolved and paid following such date.

(ii)                                  “Remaining Escrow Deposit Amount” means, as of the time a Projected Indemnity Claim is withdrawn or resolved, (x) the remaining funds available under the Escrow Letter of Credit or otherwise held in the Escrow Account as of immediately prior to such time minus (y) the amount as is due to the Purchaser Indemnitees in accordance with the resolution of such Projected Indemnity Claim.

(iii)                               “Remaining Projected Indemnity Amount” means, as of the time a Projected Indemnity Claim is withdrawn or resolved, (x) the Projected Indemnity Amount as of the Survival Period Termination Date minus (y) Purchaser’s reasonable and good faith estimate of Losses, as of the Survival Period Termination Date with respect to Projected Indemnity Claims to be finally resolved and paid following such date.

(e)                                  Following the withdrawal or resolution of all Projected Indemnity Claims outstanding as of the Survival Period Termination Date, Purchaser and the Partnership shall issue joint written instructions directing the Escrow Agent to pay to the Partnership, via a draw on the funds available under the Escrow Letter of Credit, the principal amount remaining under the Escrow Letter of Credit, if any, and any other funds held in the Escrow Account.

(f)                                   Notwithstanding anything to the contrary in this Section 2.13, following a Full Draw Event, all references in this Agreement to draws or drawings under the Escrow Letter of Credit or to an Escrow Principal Reduction shall be deemed to refer to the funds held in the Indemnity Escrow Account and to the release and payment of such funds to Purchaser, in lieu of an Escrow Principal Reduction,  or to the Partnership, as applicable, in such amount as is due to the Purchaser Indemnitees or the Partnership, respectively, in accordance with the applicable provisions of this Section 2.13.

Section 2.14                            Post-Closing Adjustment.

(a)                                 No later than ninety (90) days following the Closing Date, Purchaser will cause to be prepared and delivered to the Partnership a statement setting forth its calculation of the Closing Balance of Inventories, the Employee Leasing Cost, the Closing Balance of Inventories Adjustment and the Closing Adjustment Amount, which statement shall contain a consolidated balance sheet of the Partnership,  as of the opening of business on the Closing Date (without giving effect to the transactions contemplated herein) (the “Post-Closing Statement”), reasonable supporting detail and a certificate of Purchaser that the Post-Closing Statement was prepared in accordance with Accounting Principles.

(b)                                 Within forty-five (45) days following receipt by the Partnership of the Post-Closing Statement, the Partnership shall deliver written notice to Purchaser of any dispute the Partnership has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that if the Partnership does not deliver any Dispute Notice to Purchaser within such forty-five (45) day period, the Post-Closing Statement will be final, conclusive and binding on the Parties.  The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that the Partnership disputes and (ii) the correct amount of such item; provided, that the Partnership may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are not in accordance with the Accounting Principles.  Upon receipt by Purchaser of a Dispute Notice, Purchaser and the Partnership shall negotiate in good faith to resolve any dispute set forth therein.  If Purchaser and the Partnership fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and the Partnership jointly shall engage, within ten (10) business days following the expiration of the Dispute Resolution Period, Grant Thornton or, if Grant Thornton is unavailable or conflicted, another nationally recognized independent accounting firm selected jointly by Purchaser and the

Partnership (the “Independent Accounting Firm”) to resolve any such dispute; provided, that, if Purchaser and the Partnership are unable to agree on the Independent Accounting Firm, then Purchaser, on the one hand, and the Partnership, on the other hand, shall each select a nationally recognized independent accounting firm, and the two (2) firms will mutually select a third nationally recognized independent accounting firm to serve as the Independent Accounting Firm.  As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and the Partnership shall each prepare and submit a presentation detailing each Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm.  Purchaser and the Partnership shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the Parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice.  With respect to each disputed line item, such determination, if not in accordance with the position of either Purchaser or the Partnership, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser or the Partnership, as applicable, in their respective presentations to the Independent Accounting Firm described.  Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determinations of the Post-Closing Statement and each of its components were properly calculated in accordance with the Accounting Principles.  All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Purchaser (on the one hand) and the Partnership (on the other hand).  All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the Parties.  The Parties agree that any adjustment as determined pursuant to this Section 2.14(b) shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

(c)                                  For purposes of complying with the terms set forth in this Section 2.14, each of Purchaser and the Partnership shall reasonably cooperate with each other in good faith and make available to each other and their respective Representatives all information, records, data and working papers, in each case to the extent related to the Partnership and its subsidiaries, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(d)                                 If the Estimated Closing Adjustment Amount minus the finally determined Closing Adjustment Amount (such difference, which may be a positive or a negative number, the “Post-Closing Adjustment”) is a negative number, the Purchaser and the Partnership shall within three (3) business days of the final determination of the Closing Adjustment Amount issue joint written instructions directing the Escrow Agent to effect an Escrow Principal Reduction in an amount equal to the absolute value of the Post-Closing Adjustment.  If the Post-Closing Adjustment is a positive number, Purchaser shall within three (3) business days of the final determination of the Closing Adjustment Amount, pay to the Partnership an amount of cash equal to the Post-Closing Adjustment by wire transfer of immediately available funds to an account designated in writing by the Partnership.

Section 2.15                            Withholding Rights.  Each of the Escrow Agent and Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or the Escrow Agreement such amounts as it is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent amounts are so withheld by the Escrow Agent or Purchaser, as the case may be, and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement and the Escrow Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in the disclosure schedules delivered to Purchaser at or prior to the execution of this Agreement (the “Partnership Disclosure Schedules”), the Partnership represents and warrants to Purchaser as follows in this Article 3.  The Partnership Disclosure Schedules are arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3 for convenience of reference, and the disclosure in any paragraph of the Partnership Disclosure Schedules shall qualify the corresponding paragraph in this Article 3 and such other paragraphs as to which such disclosure is reasonably applicable.

Section 3.1                                   Organization and Qualification.

(a)                                 The Partnership is a limited partnership duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of Florida.  Section 3.1(a) of the Partnership Disclosure Schedules sets forth a true and complete list of the Partnership’s subsidiaries and the jurisdiction of incorporation or formation, as applicable, for each of the Partnership and its subsidiaries.  For purposes of this Agreement the Partnership’s subsidiaries shall not include the Purchased Venture Interests.  Each subsidiary is duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of its respective jurisdiction or organization.  The Partnership and each of its subsidiaries has the requisite power and authority necessary to own, lease and operate its properties and to carry on its businesses as presently conducted.  The Partnership and each of its subsidiaries is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof) in each jurisdiction in which the assets or property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)                                 The Partnership has made available to Purchaser an accurate and complete copy of each Governing Document of the Partnership and each of its subsidiaries, in each case, as in full force and effect as of the date of this Agreement.  None of the Partnership subsidiaries is in violation of the provisions of its Governing Documents, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.2                                   Purchased Ventures.

(a)                                 Other than the Purchased Venture Interests, the Partnership and its subsidiaries do not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in any corporation, partnership, limited liability company, joint venture or other business association or entity other than a Partnership subsidiary.  Section 3.2(a) of the Partnership Disclosure Schedules sets forth the name, owner, jurisdiction of formation or organization (as applicable) and holders of record of all the outstanding equity securities of each Purchased Venture (such equity securities, the “Venture Equity Interests”).  The Purchased Venture Interests have been duly authorized and validly issued and, except as contained in the Operating Agreement, as amended, of Citree or in the Partnership Agreement, as amended, of Graham Road Partners (collectively, the “Partnership Documents”), are free and clear of any preemptive rights or restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), or Liens (other than Permitted Liens).  Except for the Venture Equity Interests, there are no outstanding securities or other similar ownership interests of any class or type of or in any of the Purchased Ventures.  Except as set forth in the Partnership Documents or on Section 3.2(a) of the Partnership Disclosure Schedules, there are no contracts, options, warrants, call rights, puts, convertible securities, exchangeable securities, understandings or arrangements, or outstanding obligations, whether written or oral, to issue, repurchase, redeem, sell, deliver or otherwise acquire or cause to be issued, repurchased, redeemed, sold, delivered or acquired, any equity securities of the any of the Purchased Ventures or securities convertible into or exchangeable for any equity securities of or similar interest in the any of the Purchased Ventures, and (iv) no voting trusts, proxies or other arrangements with respect to the voting or transfers of any equity securities of any of the Purchased Ventures.  The Purchased Ventures own all right, title and interest in, and have good and valid title to, the Purchased Venture Assets (other than the Purchased Venture Real Property and the Purchased Venture Lease, which are addressed in Section 3.18(c)), free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing.

(b)                                 Except for the Partnership Documents or as set forth on Section 3.2(b) of the Partnership Disclosure Schedules, there are no Contracts to which the Partnership or any of its Affiliates is a party with respect to any Purchased Venture that contain (i) any change of control provisions, put options or call options related to the equity of such Purchased Venture, (ii) any rights of first refusal or other similar provisions related to the equity of such Purchased Venture, or (iii) any commitment (whether or not contingent) for future investment of capital to be directly or indirectly made by the Partnership, Purchaser or their respective Affiliates.  A copy of the Partnership Documents and of each Contract set forth on Section 3.2(b) of the Seller Disclosure Schedules that is a true, accurate and complete copy of such Contract and in effect as of the date hereof has been made available to Purchaser.

Section 3.3                                   Authority.  Each of the Partnership and its subsidiaries has all requisite limited partnership or limited liability company power and authority to execute and deliver this Agreement (in the case of the Partnership) and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, all of which have been duly authorized by all necessary action on the part of the Partnership, its subsidiaries and the Owners.  Each of the sole manager of the General Partner and the Limited Partner has determined that this Agreement is advisable and in the best interests of the Partnership and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  No other proceeding on the part of the Partnership or its subsidiaries, and no vote, consent or approval of any holder of any securities of the Partnership or its subsidiaries (or class or series thereof), whether under the Governing Documents of the Partnership or its subsidiaries or any other agreement, arrangement or understanding, or any applicable Law, is necessary to authorize, adopt or execute this Agreement and the Ancillary Agreements to which the Partnership and its subsidiaries are a party or to consummate the transactions contemplated hereby and thereby.  Each of the Partnership and its subsidiaries has duly executed and delivered this Agreement and any Ancillary Agreements to be executed as of the date hereof to the extent a party thereto and, at or prior to the Closing will have duly executed and delivered the other Ancillary Agreements to the extent a party thereto.  This Agreement constitutes and, upon due execution and delivery, each of the Ancillary Agreements, to the extent the Partnership or its subsidiaries is a party thereto, will constitute, a valid, legal and binding agreement of the Partnership or such subsidiary, as applicable, enforceable against the Partnership or its subsidiaries in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally (the “Enforceability Exceptions”).

Section 3.4                                   Financial Statements.

(a)                                 The Partnership has delivered to Purchaser true and complete copies of the following financial statements (such financial statements, the “Financial Statements”), copies of which are attached as Section 3.4(a) of the Partnership Disclosure Schedules:

(i)                                     the audited consolidated balance sheets of the Partnership and its subsidiaries and the Owners as of September 30, 2013, September 30, 2012 and September 30, 2011 and the related audited consolidated statements of income, cash flows and changes in equity for the Partnership’s fiscal years ending September 30, 2013, September 30, 2012 and September 30, 2011 (the “Audited Financial Statements”);

(ii)                                  the unaudited consolidated balance sheet of the Partnership and its subsidiaries as of September 30, 2014 and the related unaudited consolidated statements of income and cash flows for the nine-month period ending on such date (the financial statements described in this clause (ii), the “Unaudited Financial Statements” and the balance sheet as of September 30, 2014, the “Latest Balance Sheet”);

(iii)                               the unaudited balance sheet of Citree and its subsidiaries as of September 30, 2014 and the related unaudited consolidated statements of income and cash flows for the period beginning on the date of formation of Citree and ending on such date (the financial statements described in this clause (iii), the “Citree Financial Statements” and the balance sheet as of September 30, 2014, the “Citree Balance Sheet”); and

(iv)                              the unaudited balance sheet of Graham Road Partners as of September 30, 2014 (the “Graham Road Partners Balance Sheet” and the Graham Road Partners Balance Sheet and the Citree Balance Sheet being collectively referred to as the “Purchased Ventures Balance Sheets”).

(b)                                 The Financial Statements and related notes (i) have been prepared from and are in accordance with the books and records of the Partnership and its subsidiaries (and, with respect to the Audited Financial Statements, of the Owners), (ii) have been prepared in accordance with the Accounting Principles applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and except, in the case of the Unaudited Financial Statements, the Citree Financial Statements and the Graham Road Partners Balance Sheet, for the absence of footnotes and subject to normal year-end adjustments not expected to be material in amount and (iii) fairly present, in all material respects, (A) the consolidated financial position of the Partnership and its subsidiaries (and, with respect to the Audited Financial Statements, of the Owners), as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended and (B) except as set forth on Section 3.4(b) of the Partnership Disclosure Schedules, the consolidated financial position and results of operation of the Business (and, with respect to the financial position and results of operation included in the Audited Financial Statements, of the Owners), as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (in each case of clauses (A) and (B), subject, in the case of the Unaudited Financial Statements and the Citree Financial Statements, to the absence of footnotes and to normal year-end adjustments not expected to be material in amount).  Notwithstanding the foregoing, Purchaser acknowledges that no statements of income or cash flows are being delivered with respect to Graham Road Partners due to the de minimis activity of Graham Road Partners.

(c)                                  The Partnership, each of its subsidiaries and the Business maintains a system of accounting and internal controls sufficient in all material respects to provide reasonable assurances that (i) financial transactions are executed in accordance with the general and specific authorization of management, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with the Accounting Principles and other legal and accounting requirements applicable to the Business (and, with respect to the Audited Financial Statements, to the Owners) and to maintain proper accountability for items and (iii) access to their respective property and assets is permitted only in accordance with management’s general or specific authorization.  To the Partnership’s knowledge, there has not been any fraud in connection with the Business that involves any officer, director, manager or other employee of any of the Partnership or its subsidiaries who has a significant role in such entity’s internal controls over financial reporting.

(d)                                 Section 3.4(d) of the Partnership Disclosure Schedules sets forth the aggregate 2014-2015 Harvest Cash Amounts.  The Partnership acknowledges that any and all 2014-2015 Harvest Cash Amounts shall be for the benefit of Purchaser.  The Partnership has, and has caused each of its subsidiaries to, deposit any and all 2014-2015 Harvest Proceeds received prior to the date hereof in a segregated deposit account and has not (and has caused each of its subsidiaries not to) withdrawn, pledged, transferred, sold, created any Lien on or otherwise encumbered or disposed of any such 2014-2015 Harvest Cash Amounts.

Section 3.5                                   No Undisclosed Liabilities.  Neither the Business nor any Purchased Venture has any liabilities, debts, claims or obligations of any nature or any kind, whether accrued, contingent, absolute, determined, determinable or otherwise (“Liabilities”), other than those that (a) are of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP and that are reflected or reserved against in the Latest Balance Sheet or the Purchased

Ventures Balance Sheets (as applicable), (b) have been incurred in the ordinary course of business consistent with past practice of the Business since the date of the Latest Balance Sheet or the Purchased Ventures Balance Sheets (as applicable), (c) are expressly contemplated by this Agreement or (d) individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.6                                   Consents and Approvals; No Violations.  No notice to, filing with, or authorization, consent or approval of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement or the Ancillary Agreements by the Partnership or the consummation by the Partnership and its subsidiaries of the transactions contemplated hereby and thereby, except for (a) those set forth on Section 3.6 of the Partnership Disclosure Schedules and (b) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a material adverse impact on the Business or any of the Purchased Assets or the Purchased Ventures, or otherwise prevent or materially delay the Partnership from performing its obligations under this Agreement or taking any action necessary to consummate the transactions contemplated by this Agreement.  Except for consents required from the various lenders under the Partnership Credit Facilities or the Working Capital Facility and, except as set forth on Section 3.6 of the Partnership Disclosure Schedules, neither the execution, delivery and performance of this Agreement by the Partnership nor the consummation by the Partnership of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Partnership’s or any of its subsidiaries’ or the Purchased Ventures’ Governing Documents, (ii) result in a violation or breach of, cause acceleration, trigger any right of recapture, allow a party to modify or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right (or the exercise of any right) of termination, cancellation, acceleration or modification, or right of first refusal, right of first offer or similar right) or any increased cost or loss of benefit to the Business, the Purchased Assets or the Purchased Ventures or new or increased benefit or right to any party thereto or holder thereof under any of the terms, conditions or provisions of any Purchased Contract or Purchased Lease to which the Partnership or any of its subsidiaries or Purchased Ventures is party or by which any of the Purchased Assets may be bound, (iii) violate any Law applicable to the Business or the Purchased Ventures or any of the Purchased Assets or (iv) except with respect to Permitted Liens, result in the creation of any Lien upon any of the Purchased Assets or the assets of the Purchased Ventures, which in the case of any of clauses (ii), (iii) and (iv), individually or in the aggregate, would reasonably be expected to have, a Business Material Adverse Effect.

Section 3.7                                   Material Contracts.

(a)                                 Section 3.7(a) of the Partnership Disclosure Schedules contains a correct and complete list of all of the following Contracts to which any Purchased Venture or any of the Purchased Assets is bound or that relate to the Business (collectively, the “Material Contracts”):  (i) all Contracts for the purchase by the Business of assets, materials, supplies, goods, services, equipment or other personal property other than those that are for amounts not to exceed $200,000 during any twelve (12) month period; (ii) all Contracts (or series of related Contracts) for the sale or delivery of products by the Business of products providing for aggregate payments to the Partnership and its subsidiaries in excess of $200,000 during any twelve (12) month period; (iii) all Contracts for the lease, rental, occupancy, license or use of, title to, or any leasehold or other interest in, any real or personal property having a value in excess of $200,000; (iv) each joint venture, partnership or other Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (v) each Contract containing any covenant that purports (x) to restrict the business activity or limit the freedom of the Business to engage in any line of business or geographic area or to compete with any Person, (y) to require the Business to transact business exclusively with any Person or (z) to require the Business or any subsidiary to provide any Person “most favored” pricing; (vi) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (vii) each Contract (or series of related Contracts) for future capital expenditures in excess of $200,000; (viii) all indentures, credit agreements, loan agreements, factoring agreements, security agreements, guarantees, notes, mortgages, letters of credit or reimbursement agreements related thereto or other evidence of Indebtedness by the Business (including agreements related to interest rate or currency hedging or other swap or derivative activities) with any third Person; (ix) all Contracts pursuant to which the Business is authorized to use any third party Intellectual Property Rights that are material to the Business, excluding generally commercially available, off-the-shelf software programs (the “Licensed Intellectual Property”); (x) all Contracts pursuant to which any third party (A) is authorized to use any Purchased Intellectual Property that is material to the Business or (B) has obtained and continues to have exclusive rights in Purchased Intellectual Property that is material to the Business; (xi) all Contracts with Affiliates of the Partnership, its subsidiaries or the Purchased Ventures (including the Owners and any of their Affiliates) that will remain in effect after the Closing, including all outstanding loans or advances made by the Partnership, any of its subsidiaries or any Purchased Venture to any manager, officer, employee, equityholder or other Affiliate of the Partnership; (xii) all settlement Contracts with any Governmental Entity or order or consent of a Governmental Entity to which Business is subject involving future performance that is material to the Business; and (xiii) all Contracts pursuant to which the Business has material continuing indemnification, “earn-out” or other contingent obligations.

(b)                                 The Partnership has made available to Purchaser accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each Material Contract is valid and binding on the Partnership or one or more of its subsidiaries or the Purchased Ventures, as applicable, in full force and effect, and enforceable in accordance with its terms (subject to the Enforceability Exceptions).  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, no default or breach by the Partnership or its subsidiaries or the Purchased Ventures, nor any event with respect to the Partnership or its subsidiaries or a Purchased Venture that with notice or the passage of time or both would result in a default or breach, has occurred under any Material Contract and, to the Partnership’s knowledge, no default or breach, nor any event that with notice or the passage of time or both would result in a default or breach, by the other contracting parties has occurred thereunder.

Section 3.8                                   Absence of Changes.

(a)                                 Subject to Section 3.22 hereof, since the date of the Latest Balance Sheet, there have not been any events, changes or developments which have had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)                                 Since the date of the Latest Balance Sheet and through the date of this Agreement,  the Business has been conducted in all material respects in the ordinary course consistent with past practice.

Section 3.9                                   Litigation.  Except as set forth on Section 3.9 of the Partnership Disclosure Schedules, there is no judgment, suit, litigation, arbitration, claim, action, complaint, injunction, order, dispute, inquiry or proceeding (each, an “Action”) pending or, to the Partnership’s knowledge, threatened or under investigation against the Partnership or any of its Affiliates with respect to the Business, which, individually or in the aggregate, would reasonably be expected to (a) result in a material liability to the Business or a material prohibition on the Business as currently conducted or (b) prevent or materially delay the Partnership from performing its obligations under this Agreement or taking any action necessary to consummate the transactions contemplated by this Agreement.  None of the Partnership or any of its Affiliates is subject to any outstanding and unsatisfied material order, writ, judgment, injunction, settlement or decree with respect to the Business.  Section 3.9 of the Partnership Disclosure Schedules sets forth each Action since January 1, 2012 that resulted in (i) any sanctions, conduct restriction or injunction or (ii) any payments in excess of $50,000, in each case by or against the Partnership or any of its Affiliates or any of their respective officers, directors or managers in their capacity as officers, directors or managers (whether as a result of a judgment, fine, settlement or otherwise) with respect to the Business.

Section 3.10                            Compliance with Applicable Law; Permits.

(a)                                 Except as set forth on Section 3.10(a) of the Partnership Disclosure Schedules, each of the Partnership and its Affiliates (i)  to the Partnership’s knowledge, are not, and during the two (2) year period preceding the date hereof, have not been in violation in any material respect of any Laws (including Food Safety Laws and the Florida Citrus Code) applicable to the conduct of the Business and are not in violation in any material respect of any material Permits that are required for the operation of the Business as presently conducted and the use and occupancy of the Purchased Real Property, including any material Permits required or granted under Food Safety Laws (the “Business Permits”), and (ii) neither the Partnership nor any of its Affiliates has, during the past two (2) years received any written notice or other written communication from any Person regarding any actual, alleged or potential material violation of any Law with respect to the Business or any Business Permit, or any cancellation, termination or failure to renew any Business Permit.

(b)                                 Section 3.10(b) of the Partnership Disclosure Schedules sets forth a true and complete list of all Business Permits.  Except as set forth on Section 3.10(b) of the Partnership Disclosure Schedules, each of the Partnership and its subsidiaries holds an exclusive right to use and, to the Partnership’s knowledge, is in compliance, in all material respects, with all Business Permits.  Neither the Partnership nor its subsidiaries have received written notice of any proceedings pending or threatened relating to the suspension, revocation or modification of any Business Permit.  From and after the Closing, the Partnership and its Affiliates shall not initiate or prosecute, directly or indirectly, any Actions challenging or in any way affecting the Business Permits.

Section 3.11                            Employee Plans.

(a)                                 Section 3.11(a) of the Partnership Disclosure Schedules sets forth a complete list of each material Partnership Benefit Plan.  The Partnership has delivered or made available to Purchaser copies of each material Partnership Benefit Plan (including all amendments thereto) or, with respect to any such plan that is not in writing, a written description of the material terms thereof.

(b)                                 Each Partnership Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to the Partnership’s knowledge, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.  To the Partnership’s knowledge, each Partnership Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws.

(c)                                  No Partnership Benefit Plan is, and no employee benefit plan maintained by the Partnership or any of its subsidiaries during the preceding six (6) years has been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.  During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Partnership, its subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and to the Partnership’s knowledge, no condition exists that presents a risk to the Partnership, its subsidiaries, any such ERISA Affiliates or, following the Closing, Purchaser of incurring any such Controlled Group Liability.

(d)                                 Neither the Partnership, its subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e)                                  No Partnership Benefit Plan provides health insurance, life insurance or death benefits to Business Employees beyond their retirement or other termination of service, other than as required by Section 4980B of the Code.

(f)                                   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event):  (i) entitle any Business Employee to any payment or benefit (or result in the funding of any such payment or benefit) under any Partnership Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Partnership or any of its Affiliates under any Partnership Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Partnership Benefit Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Business Employee or independent contractor of the Partnership or any of its Affiliates; or (v) limit or restrict the right of the Partnership or any of its Affiliates to merge, amend or terminate any Partnership Benefit Plan.

(g)                                  Neither the Partnership nor any of its Affiliates is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax) with respect to Business Employees.

(h)                                 The Partnership has provided to Purchaser a list which is true and correct in all material respects of each Person who would be a Current Business Employee assuming the Closing had occurred on September 30, 2014, and for each such Current Business Employee such individual’s (i) job title, (ii) hire date, (iii) status as exempt or non-exempt, (iv) base salary or base wage rate, and (v) annual bonus potential.

Section 3.12                            Environmental Matters.  Purchaser has commissioned and received the Environmental Site Assessments from Conestoga-Rovers & Associates relating to the Bermont Grove (October 2014), the Joshua Grove (November 2014) and the Morales Grove (November 2014) (collectively, the “Phase I Reports”).  Except as expressly disclosed in the Phase I Reports:

(a)                                 To the Partnership’s knowledge, the Partnership and its Affiliates are not, and during the two (2)-year period preceding the date hereof, have not been, in violation in any material respect of any Environmental Laws with respect to the Business or the use, operation and occupancy of the Purchased Real Property.  To the Partnership’s knowledge, the Partnership and its Affiliates hold, and are not in violation in any material respect of, any Permits that are required pursuant to Environmental Laws for the operation of the Business or occupancy of the Purchased Real Property and all such Permits are in full force and effect. Neither the Partnership nor its Affiliates have received written notice of any proceedings pending or threatened, relating to the suspension, revocation or modification of any such Permit.  The Partnership has made available to Purchaser complete and correct copies of all material studies, reports, surveys, assessments, audits, correspondence, investigations, analysis, tests, and other documents (whether in hard copy or electronic form) in the Partnership’s or its Affiliates possession regarding the presence or alleged presence of Hazardous Substances at, on, or affecting the Business or the Purchased Real Property or regarding the Partnership’s or its Affiliates’ compliance with any Environmental Law with respect to the Business.

(b)                                 To the Partnership’s knowledge, there are no Environmental Conditions present at, on, or under, any of the Purchased Real Property that would reasonably be expected to, under any Environmental Law or agreement with any Person, (i) give rise to any material liability or the imposition of a statutory Lien or (ii) that would require any response or remedial or other action, including any investigation, reporting, monitoring or cleanup.  None of the Partnership or any of its Affiliates has received in the past three (3) years any currently unresolved written notice, report, order, citation, complaint, directive, or other information of any violation of, or liability under (including any investigatory, corrective or remedial obligation), any Environmental Laws with respect to the Business, other than incidental or immaterial matters that have been addressed.  To the Partnership’s knowledge, no Hazardous Substances have been used, handled generated, processed, treated, stored, transported to or from, released, discharged or disposed of by the Partnership or its Affiliates or by any third Person, on, in or beneath any of the Purchased Real Property, other than the ordinary and routine application of agricultural chemicals in accordance in all material respects with manufacturer instructions.  To the Partnership’s knowledge, there is no Release or threatened Release of any Hazardous Substance migrating to the Purchased Real Property.

Section 3.13                            Intellectual Property.

(a)                                 All material Purchased Registered Intellectual Property which is necessary to conduct the Business as presently conducted is set forth on Section 3.13(a) of the Partnership Disclosure Schedules.  For purposes of this Section 3.13, “Purchased Registered Intellectual Property” shall mean all U.S. and foreign patents, U.S. and foreign registered and material unregistered Trademarks (other than Internet domain names), all Internet domain names and all registered copyrights included in the Purchased Intellectual Property.  Except as set forth on Section 3.13(a) of the Partnership Disclosure Schedules, the Partnership or one of its wholly owned subsidiaries owns or possesses legally enforceable rights to use, in each case free and clear of any and all Liens, covenants and restrictions (except, in the case of licenses, the interests of the licensing party and the terms and conditions of such licenses), all material Purchased Intellectual Property necessary to conduct the Business as currently conducted.

(b)                                 Except as set forth on Section 3.13(b) of the Partnership Disclosure Schedules:  (i) each material item of Purchased Registered Intellectual Property is valid, issued, subsisting and enforceable; (ii) none of the Partnership or its Affiliates has received any written notice or claim within the past twelve (12) months, and no such claim has been threatened, challenging the Partnership’s or any of Affiliates’ complete and exclusive ownership of any Purchased Intellectual Property (other than the Licensed Intellectual Property), or the Partnership’s or any of its Affiliates’ entitlement to use the Licensed Intellectual Property; (iii) to the Partnership’s knowledge, the conduct of the Business is not currently infringing or misappropriating the Intellectual Property Rights of any other Person; and (iv) to the Partnership’s knowledge, no third party is infringing, violating or misappropriating any of the Purchased Intellectual Property or claiming or alleging that any such Purchased Intellectual Property is invalid or unenforceable.

Section 3.14                            Labor Matters.

(a)                                 There are no collective bargaining agreements or Contracts or other Contracts with any labor organization or other representatives of Business Employees.  No labor organization or group of Business Employees has made a pending demand for recognition or certification, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Partnership’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority and there are no organizational efforts, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Partnership’s knowledge, threatened against or involving Business Employees.

(b)                                 With respect to the Business Employees, to the Partnership’s knowledge, the Partnership and its controlled Affiliates are not in violation in any material respect of any applicable Laws relating to labor, employment, termination of employment or similar matters, including Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, worker classification, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations.  None of the Partnership or any of its controlled Affiliates has engaged in any unfair labor practices or similar prohibited practices with respect to any Business Employees.

Section 3.15                            Insurance.  Section 3.15 of the Partnership Disclosure Schedules contains a list (together with their respective termination dates, coverage amounts, limits and deductibles) of all material insurance policies with respect to the Business and the Purchased Assets and any pending claims with respect thereto.  All such insurance policies are in full force and effect, all premiums due thereon have been timely paid and no notice of cancellation, termination or non-renewal has been received by the Partnership or any of its Affiliates with respect to any such insurance policy.

Section 3.16                            Tax Matters.

(a)                                 All material Tax Returns required to be filed with respect to the Business, the Purchased Assets and the Assumed Liabilities or by or with respect to any Purchased Ventures (i) have been prepared and duly and timely filed with the appropriate federal, state,  local and foreign tax authorities and (ii) are true complete and correct in all material respects.

(b)                                 All material Taxes required to be paid by or with respect to the Business, the Purchased Assets and the Assumed Liabilities or by or with respect to any Purchased Venture have been timely paid, including Taxes which are required to be withheld, including with respect to payments made or owing to employees, creditors, members or other third parties.  All material Taxes for any period ending after the date of the Financial Statements and through the Closing Date have been or will be incurred in the ordinary course of business or in connection with the transactions contemplated by this Agreement and will not exceed the accruals that have been made for Taxes on the Financial Statements, adjusted to reflect the length of the relevant accrual period, other than any Taxes incurred in connection with the transactions contemplated by this Agreement, whether payable by Purchaser or the Partnership or resulting from any transaction occurring on the Closing Date but after the Closing which is outside the ordinary course of business of the Business.

(c)                                  There is no material Tax audit, examination or other administrative or judicial proceeding with respect to Taxes pending or in process with respect to the Business, the Purchased Assets, the Assumed Liabilities or any Purchased Venture, and no such audit, examination or other proceeding has been threatened in writing.

(d)                                 Neither the Partnership nor any of its subsidiaries or the Purchased Ventures (nor any consolidated, combined, unitary or affiliated group of which any of them is or has been a member) has consented to extend or waive the time (which consent is still in effect), or is the beneficiary of any extension or waiver of time, in which any material Tax may be assessed or collected by any taxing authority, and no request for any such extension or waiver is currently pending.

(e)                                  Neither the Partnership nor any of its subsidiaries or the Purchased Ventures (nor any consolidated, combined, unitary or affiliated group of which any of them is or has been a member) has received from any taxing authority any written notice of proposed adjustment, deficiency, or underpayment of any material Taxes.

(f)                                   Neither the Partnership nor any of its subsidiaries or the Purchased Ventures has received any written claim from any taxing authority in a jurisdiction where the Partnership or any of its subsidiaries or the Purchased Ventures does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

(g)                                  There are no material Liens on any of the Purchased Assets or any of the assets of the Purchased Ventures with respect to Taxes, other than Liens for Taxes not yet due and payable.

(h)                                 Each of the Purchased Ventures has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation.  Other than the Purchased Ventures Interests, the Purchased Assets do not include any equity in any Person for Tax purposes.

(i)                                     None of the Purchased Ventures is a “conduit entity” as defined in Fla. Stat. § 201.02.

Section 3.17                            Fees and Commissions.  No broker, finder, financial advisor or investment banker is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and/or on behalf of the Partnership or any of its Affiliates.

Section 3.18                            Property; Title; Sufficiency of Assets.

(a)                                 Section 3.18(a) of the Partnership Disclosure Schedules sets forth a complete and accurate list in all material respects (including legal description as to Owned Real Property, and name of current landlord and address with respect to all Leased Real Property and Subleased Real Property) of (i) all Owned Real Property, (ii) all Leased Real Property, (iii) all Subleased Real Property and (iv) all Purchased Leases.  Except as set forth on Section 3.18(a) of the Partnership Disclosure Schedules, to the Partnership’s knowledge, there is no other real property owned, leased, licensed, used or occupied with respect to the Business.  True and complete copies of all Purchased Leases have previously been delivered to Purchaser.

(b)                                 The Partnership or its subsidiaries owns all right, title and interest in, and has good and valid title to, or holds a good and valid leasehold interest in, the Purchased Assets, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing.  As of the execution of the conveyance documents from the Partnership or its applicable subsidiary to Purchaser or any of its designated Affiliates for any Purchased Asset, Purchaser or its applicable Affiliates shall own all the rights, title and interest in, and will have good, valid and marketable title to, or hold a good and valid leasehold interest in, such Purchased Asset free and clear of all Liens, other than Permitted Liens.  The foregoing representation does not apply to any Purchased Assets that constitutes land, trees growing on land, Buildings and Improvements, Minerals, Mineral Rights, Ancillary Property Rights, Purchased Leases or the Purchased Venture Lease.

(c)                                  Except as otherwise described in Section 3.18(c) of the Partnership Disclosure Schedules, the Partnership or its subsidiaries owns all right, title and interest in, and has good, valid and marketable fee title to all Owned Real Property and holds a good and valid leasehold interest in the Purchased Leases, in each case, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing.  Except as otherwise described in Section 3.18(c) of the Partnership Disclosure Schedule, as of the execution of the conveyance documents from the Partnership or its applicable subsidiary to Purchaser or any of its designated Affiliates for any Purchased Real Property, Purchaser or its applicable Affiliates shall own all the rights, title and interest in, and will have good, valid and marketable title to, or hold a good and valid leasehold interest in, such Purchased Real Property free and clear of all Liens, other than Permitted Liens.  Except as otherwise described in Section 3.18(c) of the Partnership Disclosure Schedules, the Purchased Ventures own all right, title and interest in and have good, valid and marketable title to all Purchased Venture Real Property and hold a good and valid leasehold interest in the Purchased Venture Lease, in each case, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing.  The Purchased Ventures do not lease any Real Property from any other party, and Section 3.18(c) of the Partnership Disclosure Schedules describes the only Purchased Venture Lease, which is a lease by a Purchased Venture to a third party.

(d)                                 As of the Closing, the Purchased Assets (including the Purchased Venture Interests) and the Purchased Venture Assets are sufficient in all material respects for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business in all material respects in the manner currently conducted. None of the Excluded Assets are utilized in or necessary for the ongoing operation of the Business.  The Purchased Real Property, the Partnership Leases, the Purchased Venture Real Property and the Purchased Venture Lease constitute all of the real property necessary in all material respects to own and operate the Business in substantially the same manner as conducted prior to the Closing.   Except for any rights in favor of the State Board of Education of Florida and its successors, to the Partnership’s knowledge, the Partnership or a subsidiary of the Partnership or the Purchased Ventures own all Minerals and Mineral Rights, free and clear of all Liens and other restrictions, other than Permitted Liens, and neither the Partnership, any subsidiary of the Partnership nor the Purchased Ventures has previously assigned, conveyed, transferred, hypothecated, encumbered or otherwise disposed of any such Minerals or Mineral Rights, other than in connection with Liens granted to the Lenders under the Partnership Credit Facilities or the Working Capital Facility.

(e)                                  Except as set forth on Section 3.18(e) of the Partnership Disclosure Schedules, there are no outstanding options or rights of first refusal, first offer or first negotiation, nor any contracts or agreements to purchase or lease (or Contracts for deed or lease) any Purchased Real Property, Purchased Venture Real Property, Purchased Venture Lease or Ancillary Property Rights (except any such rights that may be exercised only by and for the sole benefit of the Partnership or its subsidiary or Purchased Venture, as set forth in the Purchased Leases), any portion thereof or any interest therein, nor any agreements to mortgage or hypothecate any such Purchased Real Property, Purchased Venture Real Property, Purchased Venture Lease or Ancillary Property Rights.  The Partnership has made available to Purchaser all surveys, title commitments and title policies in its possession for each parcel of Owned Real Property.

(f)                                   Except as would not reasonably be expected to be, individually or in the aggregate, material to the Partnership and its subsidiaries and the Purchased Ventures, (i) each Purchased Lease is valid and binding on the Partnership party thereto (and to the Partnership’s knowledge, on the other parties thereto), and is in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions), (ii) the Partnership, each of its subsidiaries and the Purchased Ventures, and, to the Partnership’s knowledge, each of the other parties thereto, has performed in all material respects all obligations required to be performed by it under each Purchased Lease, (iii) none of the Partnership or any of its subsidiaries or the Purchased Ventures has received any oral or written notice of default or termination with respect to any Purchased Lease which remains outstanding or uncured and (iv) none of the Partnership or any of its subsidiaries or the Purchased Ventures (nor, to the Partnership’s knowledge, any of the other parties thereto) is in breach or default in any material respect (nor has any event occurred which, with the giving of notice or lapse of time, or both, would constitute such breach or default) under any of the Purchased Leases to which each such entity is a party.

(g)                                  None of the Partnership or its subsidiaries has received written notice in the twelve (12) months preceding the date of this Agreement of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor to the Partnership’s knowledge, is any such proceeding, action or agreement pending or threatened in writing, with respect to any portion of any Purchased Real Property.  None of the Partnership or its subsidiaries has received written notice in the twelve (12) months preceding the date of this Agreement alleging or concluding that the current use of the Purchased Real Property violates in any material respect any instrument of record or agreement affecting such property or any zoning laws, covenants, conditions, restrictions, easements, agreements or orders of any Governmental Entity having jurisdiction over any of the Purchased Real Property that affect such property or the use or occupancy thereof.  Except as set forth on Section 3.18(g) of the Partnership Disclosure Schedules, within the last 90 days there have been no works of construction or improvement on any Purchased Real Property that have not been completely paid for or for which unconditional mechanics lien releases have been delivered.

(h)                                 To the Partnership’s knowledge, Section 3.18(h) of the Partnership Disclosure Schedules sets forth a complete and accurate list, for each citrus grove included in the Purchased Real Property, on a grove-by-grove basis, such grove’s tree count, tree age, fruit type, fruit variety, root stock, type of irrigation, boxes per acre produced in each of the last five (5) years and pound solids data, including annual pound solids and pound solids per box for each of the last five (5) years.

Section 3.19                            Transactions with Affiliates.

(a)                                 Section 3.19(a) of the Partnership Disclosure Schedules sets forth all arrangements (other than ordinary course employment and benefit arrangements) between the Partnership or any of its subsidiaries or the Purchased Ventures, on the one hand, and any current or former director, manager, partner, officer, equityholder or Affiliate of the Partnership or the Partnership’s Affiliates or any other Person in which any current or former director, manager, partner, officer, equityholder or Affiliate of the Partnership or the Partnership’s Affiliates has a financial interest (each of the foregoing, a “Related Party),” on the other hand, in each case relating to the Business, the Purchased Assets or the Assumed Liabilities (each such arrangement, an

“Affiliate Transaction”).  All Affiliate Transactions are terminable by the Partnership or its subsidiary or Purchased Venture, as applicable, with no financial penalty or fee.  As of the Closing Date, none of the Purchased Ventures will have any liabilities (contingent or otherwise) for any terminated Affiliate Transactions.  No equityholder or Affiliate of the Partnership (other than the Partnership and its subsidiaries and the Purchased Ventures) owns (a) any Minerals or Mineral Rights, (b) any Ancillary Property Rights or (c) any material property or asset used in the conduct of the Business.

(b)                                 As of the Closing, all Affiliate Transactions shall be terminated, and, immediately following the Closing, no amounts will be owed by, or owing to, Purchaser or any of its Affiliates pursuant to any Affiliate Transaction, except in each case as set forth on Section 3.19(b) of the Partnership Disclosure Schedules or with respect to any Contract that is a Purchased Asset and is between the Partnership and/or any Affiliate of the Partnership, on the one hand, and a Purchased Venture, on the other hand.

Section 3.20                            Customers and Suppliers.  Section 3.20 of the Partnership Disclosure Schedules lists the top three (3) customers and top five (5) suppliers of the Business for the nine (9) months ended June 30, 2014 and the fiscal year ended September 30, 2013 (determined on a consolidated basis based on the amount of revenues recognized by the Business).  From December 31, 2013 until the date of this Agreement, (a) none of the Partnership or any of its Affiliates have received any written indication that any such customer or supplier plans to stop or materially decrease the amount of business done with the Business, (b) no such customer received a material decrease in the prices paid to the Business that is inconsistent with the terms of its existing agreement or order with the Business and (c) no such supplier received a material increase in the prices charged to the Business that is inconsistent with the terms of its existing agreement or order with the Business.  The Business is not involved in any material claim or dispute with respect to any customer or supplier listed on Section 3.20 of the Partnership Disclosure Schedules.

Section 3.21                            Accuracy of Information.  All responses by the Partnership and the Owners to the inquiries by Purchaser and its Representatives concerning the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Ventures in connection with Purchaser’s due diligence investigation have been provided with no intent to mislead Purchaser or its Representatives.  The Partnership and the Owners have not willfully withheld from Purchaser or its Representatives any material facts concerning the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Ventures during Purchaser’s due diligence investigation with the intent of misleading Purchaser for the purpose of inducing Purchaser to enter into this Agreement and to consummate the transactions contemplated herein.

Section 3.22                            Trees and Crops.  Notwithstanding anything in this Agreement to the contrary, the trees located on the Owned Real Property, the Purchased Venture Real Property, the Leased Real Property and the Purchased Venture Lease, and the unharvested crop which is on such trees at the time of Closing is being transferred to the Purchaser in “as is, where is” condition, and the Partnership and its subsidiaries make no representations or warranties of any nature whatsoever with respect to the physical condition (including, without limitation, the existence or extent of disease) of such trees and crop.  The Purchaser acknowledges that past performance of the Purchased Assets is not an indicator of future performance and that no representations or warranties of any nature or kind are being made by the Partnership or its subsidiaries regarding the future productivity of the Purchased Assets.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure schedules delivered to the Partnership at or prior to the execution of this Agreement (the “Purchaser Disclosure Schedules”), Purchaser represents and warrants to the Partnership as follows in this Article 4.  The Purchaser Disclosure Schedules are arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 4 for convenience of reference, and the disclosure in any paragraph of the Purchaser Disclosure Schedules shall qualify the corresponding paragraph in this Article 4 and such other paragraphs as to which such disclosure is reasonably applicable.

Section 4.1                                   Organization and Qualification.

(a)                                 Purchaser is a corporation duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the State of Florida.  Purchaser has the requisite power and authority necessary to own, lease and operate its properties and to carry on its businesses as presently conducted.  Purchaser is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof) in each jurisdiction in which the assets or property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to perform their obligations under this Agreement or consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

(b)                                 Purchaser has made available to the Partnership an accurate and complete copy of each Governing Document of Purchaser, in each case, as in full force and effect as of the date of this Agreement.  Purchaser is not in violation of the provisions of its Governing Documents.

Section 4.2                                   Authority.  Purchaser has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, all of which have been duly authorized by all necessary action on the part of Purchaser.  The Board of Directors of Purchaser has determined that the Transaction is advisable and in the best interests of Purchaser and its shareholders and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  No other proceeding on the part of Purchaser is necessary to authorize this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby.  Purchaser has duly executed and delivered this Agreement and any Ancillary Agreements to be executed as of the date hereof to the extent a party thereto, and at or prior to the Closing will have duly executed and delivered the Ancillary Agreements.  This Agreement constitutes, and, upon due execution and delivery, each of the Ancillary Agreements will constitute a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3                                   Consents and Approvals; No Violations.  No notice to, filing with, or authorization, consent or approval of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement or the Ancillary Agreements by Purchaser or the consummation by Purchaser of the transactions contemplated hereby and thereby, except for (a) the refinancing of Purchaser’s and its subsidiaries’ existing Indebtedness and (b) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have an adverse impact on the business of Purchaser or its subsidiaries or any of its properties or assets or otherwise prevent or materially delay Purchaser from performing its obligations under this Agreement or taking any action necessary to consummate the transactions contemplated by this Agreement.  Neither the execution, delivery and performance of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of Purchaser’s or any of its subsidiaries’ Governing Documents, (ii) result in a violation or breach of, cause acceleration, trigger any right of recapture, allow a party to modify or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right (or the exercise of any right) of termination, cancellation, acceleration or modification, or right of first refusal, right of first offer or similar right) or any increased cost or loss of benefit to Purchaser or any of its subsidiaries or new or increased benefit or right to any party thereto or holder thereof under any of the terms, conditions or provisions of any Contract to which Purchaser or any of its subsidiaries is party or by which any of their respective properties or assets may be bound, (iii) violate any Law applicable to Purchaser or its subsidiaries or any of their respective properties or assets, (iv) except with respect to Permitted Liens, result in the creation of any Lien upon any of the assets of Purchaser or its subsidiaries, which in the case of any of clauses (ii), (iii) and (iv) above, individually or in the aggregate, would reasonably be expected to have, a Purchaser Material Adverse Effect.

Section 4.4                                   Brokers.  Except for Raymond James & Associates, Inc., no broker, finder, financial advisor or investment banker is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and/or on behalf of Purchaser or any of its Affiliates.  Purchaser shall be solely responsible for any commissions or fees owing to Raymond James & Associates, Inc.

ARTICLE 5
ADDITIONAL AGREEMENTS

Section 5.1                                   Public Announcements.  Purchaser, on the one hand, and the Partnership, on the other hand, shall consult with one another and obtain one another’s approval (such approval not to be unreasonably withheld or delayed) before issuing or permitting any agent or Affiliate to issue any press release, or otherwise making or permitting any agent or Affiliate to make any public statements, with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation and approval; provided, that each Party may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of Law, it being understood and agreed that, to the extent permitted and practicable, each Party shall provide the other Parties with copies of any such announcement in advance of such issuance.

Section 5.2                                   Employee Leasing.

(a)                                 Provision of Leased Employees.  Subject to the terms and conditions of this Section 5.2, the Partnership shall furnish to Purchaser during the Employee Leasing Term the services of the Current Business Employees to perform the functions and services that were performed by the Current Business Employees as of immediately prior to the Closing Date (the “Leased Employees”).  All Leased Employees shall perform their usual and customary functions for a period not to exceed the Employee Leasing Term.  During the Employee Leasing Term, the Partnership shall (i) use its reasonable efforts to cause each of the Leased Employees to continue to be employed by the Partnership and (ii) direct each of the Leased Employees to continue to provide to the Partnership the services and perform the functions that such individual provided to the Partnership immediately prior to the Closing Date (together with reasonable modifications of such functions in the ordinary course of business as requested by Purchaser).

(b)                                 Status of Leased Employees.  Leased Employees providing services to Purchaser under this Section 5.2 shall at all times during the Employee Leasing Term remain employees of the Partnership.  Purchaser shall have the right to request that the Partnership remove any Leased Employee as a service provider to the Purchaser.  The Partnership shall have the ultimate authority to make all hiring and termination decisions with respect to the Leased Employees; provided, that the Partnership shall make reasonable efforts to accommodate Purchaser’s needs and desires in operating the Business.  The Partnership shall retain the sole and exclusive right to select, evaluate, hire, promote, discipline and terminate all Leased Employees.

(c)                                  Standard of Performance.  The Partnership shall perform its obligations under this Section 5.2 in a manner consistent with the same level of diligence and care it has heretofore used with respect to the Business prior to the Closing.

(d)                                 Cessation as Leased Employee.  If any Leased Employee ceases to be an employee of the Partnership during the Employee Leasing Term, such individual shall automatically cease to be a Leased Employee for purposes of this Section 5.2, the Partnership shall have no obligation to replace such individual under this Section 5.2 and Purchaser shall have no obligation to extend an offer of employment to such individual under Section 5.3(a).

(e)                                  Compensation and Employee Benefits Matters.

(i)                                     Throughout the Employee Leasing Term, all Leased Employees shall be on the payroll, and participate in the employee benefits programs, of the Partnership and its Affiliates.  The Partnership shall (A) pay or provide to each Leased Employee all salaries, wages and benefits due to each Leased Employee during the Employee Lease Term, which salaries, wages and benefits shall be consistent with those paid or made available to the Leased Employees immediately prior to the Closing; (B) withhold all amounts that are required to be withheld under all applicable Law from amounts paid to any Leased Employee and pay such amounts to the appropriate federal, state or local taxing authority; (C) comply with all provisions of Law applicable with respect to the payment of wages or benefits to the Leased Employees including, without limitation, any Law pertaining to the amount or payment of wages, any Law requiring that Leased Employees be provided with health care coverage and any Law requiring the provision of workers’ compensation; (D) maintain in effect for Leased Employees any and all insurance and similar coverages (including, without limitation, workers’ compensation, unemployment and disability insurance) that are required to be maintained for employees by Law; and (E) comply with all applicable Laws respecting employment and employment practices with respect to each of the Leased Employees.

(ii)                                  During the Employee Leasing Term, except as required by applicable Law or as consented to by Purchaser in writing, the Partnership shall not, and shall cause each of its Affiliates not to, (A) increase or decrease the compensation or benefits payable or to become payable to any Leased Employee, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation to any Leased Employee, or (C) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any Leased Employee.

(f)                                   Relationship of the Parties.  The Partnership and Purchaser shall provide each other with all such information and materials reasonably necessary to effect the Partnership’s and Purchaser’s prompt and complete performance of their duties and obligations under this Section 5.2.  The Partnership and Purchaser agree that they shall cooperate with each other and shall act in such a manner as to promote the prompt and efficient completion of the obligations under this Section 5.2.  Each party shall maintain the confidentiality of all information disclosed pursuant to this Section 5.2.  Notwithstanding any provision of this Agreement to the contrary, nothing herein shall be construed as giving Purchaser primary direction or control over the Leased Employees or the time, location, manner or method in which they perform the services hereunder.  The parties stipulate and agree that (i) the Partnership and each Leased Employee is an independent contractor with respect to its, his or her duties to Purchaser; (ii) this Section 5.2 identifies the work to be performed by the Partnership, but does not reserve to Purchaser primary direction or control in the time, location, manner or method in which such services are to be performed; and (iii) Purchaser shall not exercise and shall have no right to designate which services are to be performed by particular Leased Employees.  This Section 5.2 sets forth results to be achieved by the Partnership and standards to be satisfied by it, but does not create the relationship of an employer and employee as between Purchaser and the Leased Employees.  During the Employee Leasing Term, all Leased Employees shall be and remain employees of the Partnership and may be disciplined, transferred or discharged only by the Partnership.  Neither the Partnership nor Purchaser shall represent to any party that any Leased Employee is an employee of Purchaser, or that such Leased Employee’s relationship to Purchaser is other than that of an independent contractor.  The Partnership shall obtain and keep in force at all times during the Employee Leasing Term liability insurance coverage on the same terms and conditions as maintained by the Partnership prior to the Closing (“Liability Insurance Coverage”) relating to the acts, omissions or employment of all Leased Employees, including general liability and workers compensation, as though the Leased Employees had remained assigned to a facility operated by the Partnership.  Purchaser shall obtain all necessary property and casualty and other liability coverage with respect to the premises at which the Leased Employees perform services, and with respect to any acts, omissions or the use of Leased Employees as is prudent under the circumstances.

(g)                                  Indemnification.  Purchaser agrees to indemnify, defend and hold harmless the Partnership Indemnitees from and against and in respect of any Losses of any nature or kind whatsoever suffered or paid by any such Partnership Indemnitee as a result of, in connection with, or arising out of (i) the furnishing of Leased Employees contemplated by this Section 5.2, or (ii) otherwise relating to, resulting from, arising out of or based upon the employment of the Leased Employees during the Employee Leasing Term, including Losses relating to employment litigation or actions taken or omitted to be taken by Leased Employees in the workplace, in the course of their employment or otherwise; provided, that the Partnership Indemnitees shall not be entitled to such indemnification for any such Losses resulting from, arising out of or based on the gross negligence or willful misconduct of any such Partnership Indemnitees or any such Partnership Indemnitee’s breach of any of the covenants contained in this Section 5.2.  The Partnership agrees to indemnify, defend and hold harmless the Purchaser Indemnitees from and against and in respect of any Losses of any nature or kind whatsoever suffered or paid by any such Purchaser Indemnities as a result of, in connection with, or arising out of the Partnership’s or its Affiliates’ breach of any of the covenants contained in this Section 5.2.  The Losses for which Purchaser or the Partnership has agreed to indemnify, defend and hold harmless the Partnership Indemnitees or the Purchaser Indemnitees, as applicable, pursuant to this Section 5.2(g) are referred to as “Employee Leasing Losses.”  Anything in this Agreement to the contrary notwithstanding, the indemnification provided in this Section 5.2(g) shall be the sole and exclusive remedy for Employee Leasing Losses (other than the Parties’ rights to seek equitable relief pursuant to Section 7.13) and shall survive the Closing indefinitely without any limitations on the indemnification obligations of Purchaser or the Partnership hereunder (other than the limitations contained in Section 6.7).

Section 5.3                                   Employee Benefit Matters.

(a)                                 As of the Employee Transfer Date, Purchaser shall offer, or cause its applicable Affiliate to offer, employment to each Current Business Employees who is employed by the Partnership as of the Employee Transfer Date (subject to Section 5.3(c), other than any such individual who, as of the Employee Transfer Date, is receiving short- or long-term disability benefits or on workers compensation leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by the Partnership or its Affiliates) on terms consistent with this Section 5.3.  Each such Current Business Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.3(a) and actually commences employment with Purchaser or its Affiliates, and each such Current Business Employee who accepts an offer of employment from Purchaser in accordance with Section 5.3(c) and actually commences employment with Purchaser or its Affiliates, shall be referred to herein as a “Transferred Employee.”  Except as otherwise expressly set forth herein, from and after the Employee Transfer Date, (A) the Partnership and its Affiliates shall retain all Liabilities under Partnership Benefit Plans and (B) subject to Section 5.2(g), Purchaser and its Affiliates shall not have any Liability with respect to any Business Employee who does not become a Transferred Employee.  From the date hereof through the Employee Transfer Date, the Partnership shall use reasonable best efforts to encourage Current Business Employees who are employed by the Partnership as of the Employee Transfer Date to accept employment offers from Purchaser or any of its applicable Affiliates as contemplated by this Section 5.3.

(b)                                 Effective as of the Employee Transfer Date (or such later date as set forth in Section 5.3(c)), the Transferred Employees shall cease active participation in each Partnership Benefit Plan.  The Partnership and its Affiliates shall retain all assets and Liabilities for the Business Employees under the Partnership Benefit Plans, including all Liabilities for eligible claims for benefits under the Partnership Benefit Plans that are welfare plans that are incurred by the Transferred Employees on or prior to the Employee Transfer Date.  From and after the Employee Transfer Date, Transferred Employees will be offered participation and coverage under Purchaser’s and its subsidiaries’ compensation and benefit plans, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (the “Purchaser Benefit Plans”) to the extent applicable, which are provided to similarly situated employees of Purchaser and its subsidiaries from time to time.  For purposes of vesting, eligibility to participate and accrual of benefits under the Purchaser Benefit Plans providing benefits to any Transferred Employees after the Employee Transfer Date (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with the Partnership and its subsidiaries before the Employee Transfer Date, to the same extent as such Transferred Employee was entitled, before the Employee Transfer Date, to credit for such service under any similar Partnership Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Employee Transfer Date, provided that the foregoing shall not apply (i) with respect to benefit accrual under any defined benefit pension plan, (ii) for purposes of any New Plan under which similarly-situated employees of Purchaser and its subsidiaries do not receive credit for prior service, (iii) for purposes of any New Plan that is grandfathered or frozen, either with respect to level of benefits or participation, or (iv) to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, to the extent legally permissible, Purchaser shall use commercially reasonable efforts:  (A) to cause each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Partnership Benefit Plan in which such Transferred Employee participated immediately before the Employee Transfer Date (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical, life insurance and/or vision benefits to any Transferred Employee, to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Partnership or its subsidiaries in which such employee participated immediately prior to the Employee Transfer Date.

(c)                                  If any Current Business Employee who, as of the Employee Transfer Date, is employed by the Partnership but is receiving short- or long-term disability benefits or on workers compensation leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by the Partnership or its Affiliates is, within six (6) months following the Employee Transfer Date, able to return to work, Purchaser shall offer employment to such employee on terms consistent with those applicable to Transferred Employees generally under this Section 5.3.

(d)                                 Effective as of the Employee Transfer Date, Purchaser shall establish participation by the Transferred Employees in Purchaser’s tax-qualified defined contribution plan (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Employee who, as of immediately prior to the Employee Transfer Date, was eligible to participate in a tax-qualified defined contribution plan maintained by the Partnership or its Affiliates (collectively, the “Partnership 401(k) Plans”).  As soon as reasonably practicable after the Employee Transfer Date, the Partnership shall cause the Partnership 401(k) Plans, to the extent permitted by Section 401(k)(2)(B)(i) of the Code, to make distributions available to Transferred Employees, and for not less than six (6) months following the Employee Transfer Date, Purchaser shall cause the Purchaser 401(k) Plan to accept any such distribution (excluding loans) as a rollover contribution (including by way of a direct transfer) if so directed by the Transferred Employee.

(e)                                  The Partnership and its Affiliates shall retain any Liability in respect of, and indemnify Purchaser and its Affiliates for, any benefits payable to Business Employees who do not become Transferred Employees, unless their failure to become Transferred Employees results from a breach of Purchaser’s obligations under this Agreement.

(f)                                   Without limiting the generality of Section 7.8, the provisions of this Section 5.3 are solely for the benefit of the Parties, and no current or former director, officer, employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement.  Nothing contained in this Agreement shall guarantee employment for any period of time or preclude the ability of Purchaser to terminate the employment of any Transferred Employee at any time and for any reason, or constitute or be deemed to be an amendment to any compensation or benefit plan, policy, agreement or arrangement of Purchaser, the Partnership or their respective subsidiaries for any purpose.

Section 5.4                                   Certain Tax Matters.

(a)                                 After the Closing Date, the Partnership and Purchaser shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Business and the Purchased Ventures including (i) the preparation and filing of any Tax Returns, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns and (iv) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include the Partnership and Purchaser making available to each other all information and documents in their possession relating to the Business and the Purchased Ventures.  The Partnership and Purchaser also shall, and shall cause their respective Affiliates to, make available to each other, as reasonably requested and available, personnel responsible for preparing, maintaining and interpreting information and documents relevant to Taxes.  Any information or documents provided pursuant to this Section 5.4(a) shall be kept confidential by the Party receiving the information or documents, except (x) as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes, or (y) as required by Law or to employees, advisors or consultants of the Partnership, in each case who have a need to know such information, provided that such Persons either (A) agree to observe the terms of this Section 5.4(a) or (B) are bound by obligations of confidentiality to the Partnership of at least as high a standard as those imposed on the Partnership under this Section 5.4(a). Anything in this Agreement to the contrary notwithstanding, neither Purchaser nor any of its subsidiaries shall be required to provide to any Person any Tax Return (or copy thereof) of Purchaser or any consolidated, combined or unitary group that includes Purchaser or any of its subsidiaries.

(b)                                 The parties agree that any amounts payable to the Partnership, as increased by any Assumed Liabilities, as adjusted to reflect such other relevant items, as determined by the parties in good faith, shall be allocated among the Purchased Assets for U.S. federal income tax purposes in the manner required by Section 1060 of the Code and the Treasury Regulations promulgated thereunder, and in accordance with the agreed Property Purchase Price Allocation and parcel break-out contained in Section 5.4(b) of the Partnership Disclosure Schedules (the “Allocation Schedule”).  No later than ninety (90) days after the finalization of the finally determined Post-Closing Adjustment pursuant to Section 2.14, the Partnership shall deliver to Purchaser an allocation of the Purchase Price, as adjusted pursuant to Section 2.14 (and all other relevant amounts) among the Purchased Assets in accordance and consistent with the Allocation Schedule (the “Draft Allocation”).  In the event Purchaser disagrees with the Draft Allocation, Purchaser may, within thirty (30) days after delivery of the Draft Allocation, deliver a notice to such effect (the “Purchaser Allocation Notice”) to the Partnership, specifying those items as to which Purchaser reasonably disagrees and setting forth Purchaser’s proposed allocation of the Purchase Price, as adjusted pursuant to Section 2.14 (and all other relevant amounts).  If Purchaser does not timely deliver the Purchaser Allocation Notice, the Draft Allocation shall become final.  If the Purchaser Allocation Notice is duly delivered, the Partnership and Purchaser shall, during the twenty (20) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and all other relevant amounts).  If the Partnership and Purchaser are unable to resolve the dispute within the twenty (20)-day period following the delivery of the Purchaser Allocation Notice, then the matter will be submitted to the Independent Accounting Firm to resolve the dispute, but in any event such resolution by the Independent Accounting Firm shall be consistent with the Allocation Schedule.  Any allocation of the Purchase Price, as adjusted pursuant to Section 2.14 (and all other relevant amounts) and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Account Firm shall incorporate, reflect and be consistent with the Allocation Schedule.  Each of the Partnership and Purchaser shall be responsible for one-half of the fees and disbursements of the Independent Accounting Firm under this Section 5.4(b).  The allocation as finally determined pursuant to this Section 5.4(b) (the “Allocation”) shall be appropriately adjusted to the extent necessary to reflect any payments made hereunder for federal income tax purposes and any indemnity payments made pursuant to Section 5.2(g) or Article 6.  The parties shall (and shall cause their respective Affiliates to) report the relevant federal, state, local and other tax consequences of the purchase and sale contemplated under this Agreement in a manner consistent with the Allocation.  None of the parties or any of their respective Affiliates shall take any position inconsistent with the Allocation on any Tax Return or in connection with any Tax proceeding, in each case, except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law).

(c)                                  If a Third Party Claim includes or would reasonably be expected to include both a claim for Taxes that are Excluded Taxes and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, Partnership (if the claim for Taxes that are Excluded Taxes exceeds or reasonably would be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise Purchaser (Partnership or Purchaser, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such third party claim (such third party claim, a “Tax Claim”).  In such case, the other party (Partnership or Purchaser, as the case may be, the “Non-Controlling Party” shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld).  The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Excluded Taxes and that are not Excluded Taxes

(d)                                 Anything in this Agreement to the contrary notwithstanding, the procedures relating to claims for indemnification for Taxes shall be governed exclusively by this Section 5.4, and the provisions of Section 6.3 (other than Section 6.3(d)) shall not apply in respect thereto.  The covenants, agreements and indemnification obligations in this Section 5.4 and Section 6.2(b)(iv) shall survive the Closing until the date that is thirty (30) days after the expiration of the applicable statute of limitations.

(e)                                  The Partnership, its subsidiaries and Purchaser shall cooperate in filing all required sales, use, transfer and other Tax returns and ancillary documents in connection with the consummation of the transactions contemplated by this Agreement.  Purchaser shall pay and be responsible for 100% of all documentary stamp and other transfer taxes (including intangible taxes) that may be imposed in connection with the transactions contemplated by this Agreement on account of any Purchased Real Property.

Section 5.5                                   Payoff Letters.  The parties hereto acknowledge that the Partnership has caused Prudential to deliver to Purchaser, and Purchaser has obtained from MetLife and Rabobank customary payoff letters, or equivalent documentation with respect to each of the Partnership Credit Facilities (other than the Citree Loan) and the Working Capital Facility in substantially final form and substance reasonably acceptable to Purchaser (each, a “Payoff Letter”), which Payoff Letters together with any related release documentation, among other things, include the payoff amount (the “Payoff Amount”) and provide, among other things, that all Liens and guarantees granted in connection therewith relating to the assets, rights and properties of the Partnership, its subsidiaries and the Owners securing such Indebtedness and any other obligations secured thereby, shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the Closing be released and terminated.  Concurrently with the Closing, Purchaser will cause the Partnership Credit Facilities (other than the Citree Loan) and the Working Capital Facility to be paid and satisfied in full and will further cause the Owners to be released from any and all guaranty obligations of such Owners with respect to each of the Partnership Credit Facilities and the Working Capital Facility.

Section 5.6                                   Title Insurance.  If at the Closing Purchaser has not obtained such ALTA owner’s extended coverage policies of title insurance (with all requested endorsements, “Title Insurance”) with respect to the Owned Real Property and such of the Leased Real Property as Purchaser may determine is necessary or advisable to include in such policies of title insurance, in each case insuring Purchaser’s title subject to no Liens other than Permitted Liens and with all standard exceptions deleted, issued by a national title insurance company selected by Purchaser (the “Title Insurer”), the Partnership and its subsidiaries shall cooperate with Purchaser following the Closing in obtaining such Title Insurance from the Title Insurer.  Without limiting the foregoing, the Partnership and its subsidiaries shall execute, acknowledge and deliver the Title Documentation and shall provide access to and information concerning the Purchased Real Property to the Representatives of the Title Insurer and surveyors, all at no cost or expense to Purchaser.  The premiums for the Title Insurance and all endorsements thereto shall be the sole responsibility of the Purchaser.

Section 5.7                                   Delivery of Financial Statements.  The Partnership, at the sole cost and expense of the Purchaser to the extent the same are not prepared in the ordinary course of business of the Partnership, shall use commercially reasonable efforts to deliver to Purchaser the financial statements for the Business that are required to be filed by Purchaser in connection with the Closing pursuant to Regulation S-X promulgated under the U.S. Securities Exchange Act of 1934, as amended (such Act, the “Exchange Act,” and such Regulation, “Regulation S-X”), and the Partnership shall use commercially reasonable efforts to deliver such financial statements to be delivered at least ten (10) business days prior to the time that Purchaser is required to file such financial statements pursuant to the Exchange Act in connection with the Closing.  Such financial statements shall be prepared in accordance with GAAP, and fairly present in all material respects the financial condition and results of operations of the Partnership and its consolidated subsidiaries as of the dates thereof and for the periods covered thereby, in conformity with GAAP consistently applied during the periods covered thereby, except as may be noted therein.

Section 5.8                                   Settlement of Accounts.  Except as set forth in Section 5.8(b) of the Partnership Disclosure Schedules, each of the Owners and the Partnership shall cause, on or prior to the Closing, (i) all Contracts between or among the Partnership and its subsidiaries, on the one hand, and any Related Party, on the other hand (other than any such Contract with any Purchased Venture) and (ii) all other Liabilities of the Business to any Related Party of the Partnership or a Partnership subsidiary (other than any such Liability to a Purchased Venture) to be terminated, in each case for no additional value and without any Liability of Purchaser or the Business after the Closing Date.

Section 5.9                                   Further Assurances; Misallocated Assets.

(a)                                 From time to time, as and when requested by any Party and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.  To the extent that any Owner or any of its Affiliates (other than the Partnership and its subsidiaries) holds at or prior to the Closing Date any Purchased Assets, such Owner shall, and shall cause such Person to, promptly transfer such assets to the Partnership or its subsidiaries on or prior to the Closing Date or to Purchaser at the Closing by executing an instrument of assignment or transfer pursuant to Section 2.10.

(b)                                 The Partnership and the Owners acknowledge and agree that all Minerals, Mineral Rights and Ancillary Property Rights now, formerly or in the future shall be, and are intended to be, transferred to Purchaser as part of the Transaction.  If, following the date hereof, any Minerals, Mineral Rights and Ancillary Property Rights are found to have been retained by or shall revert to or otherwise shall be possessed by the Partnership, the Owners or any of their Affiliates, either directly or indirectly, then in any such event the Owners shall, promptly and without notice or demand, assign, transfer and convey to Purchaser or its designee unconditionally and absolutely all right, title and interest owned by the Partnership, the Owners or any of their

Affiliates in and to such Minerals, Mineral Rights and Ancillary Property Rights by appropriate instruments (in proper form for recording at the request of Purchaser), without any consideration and without any cost, fee or expense to Purchaser, other than the payment of any documentary stamp or other transfer Taxes, if any, payable in connection therewith, which documentary stamp or other transfer Taxes shall be the sole responsibility of the Purchaser.

(c)                                  If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Ventures) to transfer, at no cost to the Partnership (or its designated Affiliate), such right, property or asset (and any related Liability) as soon as practicable to the Partnership (or such designated Affiliate).  If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by the Partnership or any of its Affiliates in error, either directly or indirectly, the Partnership shall transfer, or shall cause its Affiliates to transfer, at no cost to Purchaser other than documentary stamp or other transfer Taxes, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate (including a Purchased Venture) indicated by Purchaser.

Section 5.10                            Payments.

(a)                                 The Partnership shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks to the extent they are related to the Business or the Purchased Ventures that have been sent to the Partnership or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Purchased Ventures to the extent that they are in respect of a Purchased Asset or Assumed Liability hereunder.

(b)                                 Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the Partnership (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business and the Purchased Ventures) after the Closing Date to the extent that they are not due to the Business or a Purchased Venture or are in respect of an Excluded Asset or Retained Liability hereunder.

Section 5.11                            Names Following Closing.  Following the Closing, except as set forth in this Section 5.11, none of the Partnership, the Owners or their Affiliates shall have the right to use the Orange-Co Name and Orange-Co Marks or any name or mark that is confusingly similar or embodying the Orange-Co Name and Orange-Co Marks.  Notwithstanding the foregoing, from the Closing until expiration of the applicable time period provided herein, the Partnership, the Owners and their Affiliates shall have the right to use the Orange-Co Name and Orange-Co Marks solely in connection with (a) name of the Partnership and any of its subsidiaries that, as of the Closing, bears or incorporates the Orange-Co Name and Orange-Co Marks, (b) building and other signage and (c) otherwise transitioning to new names and marks, in each case for a period of ninety (90) days following the Closing Date; provided, that such time period shall be automatically extended to the extent required in connection with obtaining any necessary Governmental Approvals or obtaining any necessary Approvals of any landlord or other third party with respect thereto.  This Section 5.11 is not intended to and shall not preclude or limit any use of names and marks by the Partnership, the Owners and their Affiliates that are required by applicable Law, not in commerce or are references in archival, internal or other non-public systems, software or materials or historical, Tax or similar records, to the extent that such use would not otherwise constitute a violation of Purchaser’s and its Affiliates’ rights in the Orange-Co Name and Orange-Co Marks under applicable Law.

ARTICLE 6
INDEMNIFICATION

Section 6.1                                   Survival of Representations, Warranties and Covenants.

(a)                                 The representations and warranties of the Partnership contained in this Agreement or in any certificate signed by or on behalf of the Partnership delivered pursuant hereto shall survive the Closing until the date that is eighteen (18) months after the Closing Date (the “Survival Period Termination Date”), and thus shall expire on such Survival Period Termination Date, other than (a) the Partnership Fundamental Representations, which shall survive indefinitely or until the expiration of the applicable statute of limitations and (b)  the representations and warranties contained in Section 3.16, which shall survive until, and thus expire on, the date that is thirty (30) days after the expiration of the applicable statute of limitations; provided, that the claims specifically set forth in any claim for indemnity made via a Notice of Claim pursuant to Section 6.3 from a Party hereto in accordance with this Article 6 prior to the expiration date of the applicable survival period as provided herein shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

(b)                                 The representations and warranties of Purchaser contained in this Agreement or in any certificate signed by or on behalf of Purchaser delivered pursuant hereto shall survive the Closing until the Survival Period Termination Date, and thus shall expire on such Survival Period Termination Date, other than the Purchaser Fundamental Representations, which shall survive indefinitely or until the expiration of the applicable statute of limitations; provided, that the claims specifically set forth in any claim for indemnity made via a Notice of Claim pursuant to Section 6.3 from a Party hereto in accordance with this Article 6 prior to the expiration date of the applicable survival period as provided herein shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

(c)                                  None of the covenants or other agreements contained in this Agreement shall survive the Closing, and all such covenants and agreements shall expire at the Closing, other than those covenants and agreements (including the covenants and agreements contained in Sections 2.11, 2.12, 2.13, 2.14, 2.15, 5.2, 5.3, 5.4, 5.6, 5.7, 5.9, 5.10, 5.11, Article 6 and Article 7) which by their express terms require or contemplate performance after the Closing, and each such surviving covenant and agreement shall survive the Closing solely for the period contemplated by its terms.

(d)                                 The provisions of this Section 6.1 that provide for a survival period for claims and causes of action that is shorter than the applicable statute of limitations under applicable law have been considered and bargained for by the Parties and are intended by the Parties to shorten the time period during which any claim or cause of action may properly be brought as provided in this Section 6.1.

Section 6.2                                   Exclusive Remedy; General Indemnification.

(a)                                 Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that their (and each of their) sole and exclusive remedy with respect to any and all claims, Actions, causes of action, suits or litigation (of every kind and description) in respect of any breach or violation of, or any non-compliance with, any representation, warranty, covenant, agreement or obligation included in this Agreement or in any certificate or other document delivered pursuant hereto, or otherwise relating to the subject matter of this Agreement or the matters or transactions contemplated hereby, shall be pursuant to the indemnification provisions set forth in Section 5.2(g) and this Article 6.  In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims, Actions and causes of action for or in respect of any breach or violation of, or any non-compliance with, any representation, warranty, covenant, agreement or obligation included in this Agreement or in any certificate or other document delivered pursuant hereto, or any Loss arising out of or relating to same, or otherwise relating to the subject matter of this Agreement or the matters or transactions contemplated hereby, that it has or may have against the other Parties hereto and their Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Section 5.2(g) and this Article 6.  Notwithstanding the foregoing in this Section 6.2(a), nothing in this Section 6.2(a) shall limit any Party’s right (i) to seek any equitable relief to which such Party may be entitled pursuant to Section 7.13 or (ii) to seek any remedy on account of the common law fraud of any Party hereto, in the event such Party is determined by a court of competent jurisdiction to have willfully and knowingly committed a fraud against another Party regarding the representations and warranties expressly set forth in Article 3 or Article 4 (as applicable) of this Agreement or any certificate or other document delivered pursuant to this Agreement (a “Fraud Determination”).

(b)                                 Subject to the other provisions of this Article 6, after the Closing, the Partnership shall indemnify, defend and hold Purchaser and/or its respective officers, directors, employees and/or agents (each a “Purchaser Indemnitee”) harmless from any damages, losses, liabilities, obligations, Taxes, claims or causes of action of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) (each a “Loss”) suffered or paid as a result of, in connection with, or arising out of (i) any breach of any representation or warranty (A) contained in Article 3 or (B) in any certificate signed and delivered by the Partnership to Purchaser pursuant to (and as specifically referenced in) this Agreement, in each case read without reference to any “materiality” or “Business Material Adverse Effect” qualification that may be included therein, (ii) any breach by the Partnership or the Owners of any of the covenants or agreements contained herein to be performed by the Partnership or the Owners (as applicable, other than Employee Leasing Losses, which are addressed in Section 5.2(g)), (iii) the Retained Liabilities and (iv) any Excluded Taxes.

(c)                                  Subject to the other provisions of this Article 6, after the Closing, Purchaser shall indemnify, defend and hold the Partnership, the Owners, and/or its or their respective officers, directors, employees and/or agents (each a “Partnership Indemnitee”) harmless from any Losses suffered or paid as a result of, in connection with, or arising out of (i) any breach of any representation or warranty (A) contained in Article 4 or (B) in any certificate signed and delivered by Purchaser to the Partnership or the Owners pursuant to (and as specifically referenced in) this Agreement, in each case read without reference to any “materiality” or

“Purchaser Material Adverse Effect” qualification that may be included therein, (ii) any breach by Purchaser of any of the covenants or agreements contained herein to be performed by Purchaser (other than Employee Leasing Losses, which are addressed in Section 5.2(g)) and (iii) the Assumed Liabilities.

Section 6.3                                   Procedures.

(a)                                 If a claim, Action, suit or proceeding (including a claim, Action, suit or proceeding by a Person who is not a Party or an Affiliate thereof, such claim, Action, suit or proceeding being referred to as a “Third Party Claim”) is made or threatened in writing to be made against any Person entitled to indemnification pursuant to Section 5.2(g) or Section 6.2 (an “Indemnified Party”), and if such Person intends to seek indemnity with respect thereto under Section 5.2(g) or this Article 6, such Indemnified Party shall promptly give a Notice of Claim to the Party obligated to indemnify such Indemnified Party under Section 5.2(g) or Section 6.2 (such notified Party, the “Responsible Party”); provided, that the failure to give such Notice of Claim shall not relieve the Responsible Party of its indemnification obligations hereunder, except to the extent that the Responsible Party is materially prejudiced thereby.

(b)                                 Upon receipt of a Notice of Claim for a Third Party Claim, the Responsible Party shall have thirty (30) days after receipt of such notice to assume the control of and conduct, through counsel chosen by the Responsible Party at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate in good faith with the Responsible Party in connection therewith; provided, that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party (the fees and expenses of such counsel shall be borne by such Indemnified Party unless, in the opinion of counsel, representation of both the Responsible Party and the Indemnified Party by the same counsel would be inappropriate under applicable standards of professional care due to actual or potential conflicts of interest as between such parties, in which case the fees and expenses of counsel selected by the Indemnified Party shall be borne by the Responsible Party).  So long as the Responsible Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim.  Notwithstanding the foregoing provisions of this Section 6.3(b), the Indemnified Party shall have the right to pay or settle any such claim; provided, that in such event it shall waive any right to indemnity or reimbursement therefor by the Responsible Party or from the Indemnity Escrow Account, as the case may be, for such claim unless the Responsible Party shall have consented to such payment or settlement (such consent not to be unreasonably withheld or delayed).  If the Responsible Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s Notice of Claim hereunder that it elects to undertake the defense thereof, the Indemnified Party, acting reasonably and in good faith, shall have the right to contest, settle or compromise the claim and shall not thereby waive any right to indemnity or reimbursement therefor pursuant to this Agreement (subject to the applicable conditions and limitations provided in this Article 6).

(c)                                  Notwithstanding any other provision of this Agreement to the contrary, if a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Responsible Party desires to accept and agree to such offer, the Responsible Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party does not consent to such firm offer within a reasonable period of time after its receipt of such notice, the Indemnified Party may elect to assume the defense of such Third Party Claim and in such event, the maximum liability of the Responsible Party as to such Third Party Claim shall not exceed the amount of such settlement offer.  If the Indemnified Party so fails to consent to such firm offer and also fails to assume control of the defense of such Third Party Claim, the Responsible Party may resolve and settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.  The Responsible Party shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), enter into any settlement except as set forth in this Section 6.3(c).

(d)                                 With respect to any Notice of Claim by an Indemnified Party relating to a Loss which does not arise out of or result from a Third Party Claim (a “Direct Claim”), the Responsible Party shall have thirty (30) days after receipt of such notice to respond in writing to such Direct Claim.  During such thirty (30)-day period, the Indemnified Party shall allow the Responsible Party and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim. If the Responsible Party does not so respond within such thirty (30)-day period, the Responsible Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(e)                                  Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent such Indemnified Party determines in good faith is reasonably necessary to remedy, cure or respond to the consequences of the breach, default or non-compliance that gives rise to such Loss.

(f)                                   The Responsible Party and the Indemnified Party shall reasonably cooperate in the defense or prosecution of any Third Party Claim to ensure the proper and adequate defense thereof, and shall reasonably cooperate with respect to any Direct Claim, in each case in respect of which indemnity may be sought hereunder and each (or a duly authorized Representative of such Party) shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested or necessary in connection therewith.

(g)                                  The above provisions of this Section 6.3 shall not apply to any claim for indemnification with respect to Taxes (including any Excluded Taxes), the procedures with respect to which shall be governed by Section 5.4.  Payments by a Responsible Party pursuant to Section 5.4 with respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized in cash in the Tax year such Loss is incurred as a result of such Loss by the Indemnified Party.

Section 6.4                                   Limitations on Indemnification Obligations.  In addition to any other conditions or limitations set forth in this Article 6 (including in Sections 6.1, 6.2, 6.6 and 6.7), the rights of the Purchaser Indemnitees to indemnification pursuant to the provisions of Section

6.2(b) and of the Partnership Indemnitees to indemnification pursuant to the provisions of Section 6.2(c), are subject to the following limitations:

(a)                                 (i) The Purchaser Indemnitees shall not be entitled to recover for any particular Loss pursuant to Section 6.2(b)(i) unless such Loss equals or exceeds Fifty Thousand Dollars ($50,000) (the “De Minimis Amount”), and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Purchaser Indemnitees’ Losses under this Section 6.4(a) or Section 6.4(b); and (ii) the Purchaser Indemnitees shall not be entitled to recover any Losses pursuant to Section 6.2(b)(i) until the total amount which the Purchaser Indemnitees would recover under Section 6.2(b)(i) (as limited by the provisions of this Article 6, including in this Section 6.4(a), Section 6.6 and Section 6.7), but for this Section 6.4(a)(ii), exceeds Two Million Eight Hundred Thousand Dollars ($2,800,000) (the “Deductible”), in which case, the Purchaser Indemnitees shall only be entitled to recover Losses in excess of the Deductible;  provided, that this Section 6.4(a) shall not apply to Losses suffered or paid, directly or indirectly, by a Purchaser Indemnitee as a result of, in connection with, or arising out of any breach of any Partnership Fundamental Representations (“Fundamental Representation Losses”);

(b)                                 The aggregate liability of the Partnership in respect of its obligations under Section 6.2(b)(i) shall not exceed the Escrow Deposit Amount (the “Cap”); provided, that this Section 6.4(b) shall not apply to Fundamental Representation Losses;

(c)                                  (i) The Partnership Indemnitees shall not be entitled to recover any particular Loss pursuant to Section 6.2(c)(i) unless such Loss equals or exceeds the De Minimis Amount, and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Partnership Indemnitees’ Losses under this Section 6.4(c) or Section 6.4(d); and (ii) the Partnership Indemnitees shall not be entitled to recover any Losses pursuant to Section 6.2(c)(i) until the total amount which the Partnership Indemnitees would recover under Section 6.2(c)(i) (as limited by the provisions of this Article 6, including in this Section 6.4(c), Section 6.6 and Section 6.7), but for this Section 6.4(c)(ii), exceeds the Deductible, in which case, the Partnership Indemnitees shall only be entitled to recover Losses in excess of the Deductible; provided, that this Section 6.4(c) shall not apply to Losses suffered or paid, directly or indirectly, by a Partnership Indemnitee as a result of, in connection with, or arising out any breach of any Purchaser Fundamental Representations; and

(d)                                 The aggregate liability of Purchaser in respect of its obligations under Section 6.2(c)(i) shall not exceed the Cap; provided, that this Section 6.4(d) shall not apply to Losses suffered or paid, directly or indirectly, by a Partnership Indemnitee as a result of, in connection with, or arising out of any breach of any Purchaser Fundamental Representations.

Section 6.5                                   Reliance on Representations.  The Partnership has not relied on the Purchaser (or the Purchaser’s Affiliates or Representatives) with respect to any matter in connection with the Partnership’s evaluation of this Agreement or the matters or transactions contemplated by this Agreement other than the representations and warranties specifically included in Article 4 of this Agreement or in any certificate or document delivered pursuant to this Agreement, and the Partnership expressly disclaims any reliance on any representations or warranties of any kind or nature, whether express or implied, including in the Partnership’s due diligence investigation, or in any presentation of the business of Purchaser by management or the board of directors or Representatives of Purchaser or others in connection with the matters and transactions contemplated hereby, except for the representations and warranties specifically included in Article 4 of this Agreement or in any certificate or document delivered pursuant to this Agreement.  The Purchaser has not relied on the Partnership (or the Partnership’s Affiliates or Representatives) with respect to any matter in connection with the Purchaser’s evaluation of this Agreement or the matters or transactions contemplated by this Agreement other than the representations and warranties specifically included in Article 3 of this Agreement or in any certificate or document delivered pursuant to this Agreement, and the Partnership expressly disclaims any reliance on any representations or warranties of any kind or nature, whether express or implied, including in Purchaser’s due diligence investigation (including with respect to the Business, the Purchased Assets and the Assumed Liabilities), or in any presentation of the business of the Partnership by management or the board of directors or Representatives of the Partnership or others in connection with the matters and transactions contemplated hereby, except for the representations and warranties specifically included in Article 3 of this Agreement or in any certificate or document delivered pursuant to this Agreement.

Section 6.6                                   Additional Indemnification Provisions and Limitations.

(a)                                 With respect to each indemnification obligation contained in this Agreement, the amount of any and all Losses shall be determined net of any amounts actually recovered by the Purchaser Indemnitees or the Partnership Indemnitees, as applicable, under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses.

(b)                                 To the extent that any Partnership Indemnitee is entitled to any indemnification payment pursuant to Section 5.2(g) or this Article 6 (including pursuant to Section 6.2(c)), Purchaser shall deliver such payment to the Partnership, on behalf of such Partnership Indemnitee, by wire transfer of immediately available funds to an account designated by the Partnership within ten (10) days of the determination of the amount of such indemnification payment.  If the Partnership has not received such payment at the expiration of such ten (10)-day period, then Purchaser and the Partnership shall instruct the Escrow Agent (via appropriate, irrevocable joint written instructions pursuant to the Escrow Agreement) to draw down the Escrow Letter of Credit (or otherwise release funds from the Indemnity Escrow Account) in an aggregate principal amount equal to such payment and deliver such amount to the Partnership, on behalf of such Partnership Indemnitee, from the Indemnity Escrow Account pursuant to the terms of the Escrow Agreement, up to the full amount of the Remaining Escrow Deposit Amount, and the Purchaser shall remain liable for any shortfall in the indemnification payment amount if the amount paid from the Indemnity Escrow Account is less than the amount due.

(c)                                  To the extent that any Purchaser Indemnitee is entitled to any indemnification payment pursuant to Section 5.2(g) or this Article 6, including pursuant to Section 6.2(b), Purchaser and the Partnership shall instruct the Escrow Agent via appropriate, irrevocable joint written instructions pursuant to the Escrow Agreement to effect an Escrow Principal Reduction (or, following a Full Draw Event, the release of funds from the Indemnity Escrow Account) in an amount equal to such payment; provided, that if any Purchaser Indemnitee is entitled to any indemnification payment pursuant to Section 5.2(g), Section 6.2(b)(ii) or (iv) or under Section 6.2(b)(i) (solely for indemnification payments in respect of Fundamental Representation Losses) then Purchaser may in its sole discretion (i) instruct the Escrow Agent to satisfy such payment through an Escrow Principal Reduction (or release of funds from the Indemnity Escrow Account) as set forth above or (ii) instruct the Partnership to satisfy such payment by wire transfer of immediately available funds to an account designated by the Partnership within ten (10) days of the determination of the amount of such indemnification payment.  Notwithstanding anything in this Agreement to the contrary, (A) the sole and exclusive source of recovery with respect to any claim for indemnification by any Purchaser Indemnitee under Section 6.2(b)(i) shall be, and shall be limited to an Escrow Principal Reduction (or, following a Full Draw Event, the release of funds from the Indemnity Escrow Account), in an aggregate amount equal to the indemnification payment to which such Purchaser Indemnitee is entitled under (and subject to the conditions and limitations under) this Article 6, and (B) neither the Partnership, nor the Owners, nor any Affiliate of the Partnership or the Owners, shall be responsible or liable for any indemnification payment under Section 6.2(b)(i), and the Purchaser and all Purchaser Indemnitees shall be entitled to look solely and exclusively to an Escrow Principal Reduction (or, following a Full Draw Event, the release of funds from the Indemnity Escrow Account) as the source of satisfying any such payment; provided, that indemnification payments in respect of Fundamental Representation Losses shall not be subject to the limitations set forth in this sentence.  Notwithstanding the foregoing in this Section 6.6(c) (but subject to Section 7.14), the Partnership shall be liable for any shortfall in any indemnification payment amount due to a Purchaser Indemnitee pursuant to Section 5.2(g), Section 6.2(b)(i) (solely for indemnification payments in respect of Fundamental Representation Losses) or Section 6.2(b)(ii), (iii) or (iv) if and solely to the extent that the amount of such payment due to such Purchaser Indemnitee cannot be satisfied by an Escrow Principal Reduction or otherwise by funds available in the Indemnity Escrow Account.

Section 6.7                                   Limitation on Damages.  Notwithstanding anything in this Agreement to the contrary, no Party shall be liable for, and Losses shall not include, any consequential damages, including loss of revenue, income or profits, Loss in value of assets or securities, punitive, special, incidental or indirect damages, arising out of or relating to any breach or violation of, or any non-compliance with, any representation, warranty, covenant, agreement or obligation included in this Agreement or in any certificate delivered pursuant hereto, except (a) in the case of a Fraud Determination against such Party or (b) to the extent awarded against an Indemnified Party pursuant to Article 6 in connection with a Third Party Claim; provided, that the above provisions of this Section 6.7 shall not prevent Purchaser Indemnitees from recovering “interest, penalties and additions to tax” as those terms are described in the definition of “Tax” in Section 1.1.

Section 6.8                                   Tax Treatment.  All indemnification payments pursuant to this Article 6 (including any funds released from the Indemnity Escrow Account to Purchaser or to the Partnership) shall be treated for all Tax purposes as adjustments to the Purchase Price, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision of state, local or foreign Law).

ARTICLE 7
MISCELLANEOUS

Section 7.1                                   Entire Agreement; Assignment.  This Agreement, together with the schedules and exhibits hereto, and the Ancillary Agreements (a) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and (b) except pursuant to Section 2.7, shall not be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of Purchaser, in the case of the Partnership, or the Partnership, in the case of Purchaser.  Notwithstanding the foregoing, (i) Purchaser may assign its rights hereunder to any of its wholly owned subsidiaries without consent; provided, that no such assignment shall relieve Purchaser of any of its obligations hereunder, and, (ii) following the Closing Date, each of Purchaser and any permitted assignee may assign its rights and obligations hereunder without consent in connection with a sale of all or substantially all of Purchaser’s assets, as long as the transferee assumes Purchaser’s obligations hereunder.  Any attempted assignment of this Agreement not in accordance with the terms of this Section 7.1 shall be void.  Without limiting the foregoing, Purchaser, the Partnership and the Owners expressly acknowledge and agree that, following the Closing, (A) if the Partnership merges or consolidates with or into any other Person, whether in a single transaction or a series of related transactions, the Partnership’s rights and obligations under this Agreement shall be automatically assigned and delegated to the surviving entity in such merger or consolidation, and (B) if the Partnership dissolves or liquidates, whether in a single transaction or a series of related transactions, the Partnership’s post-closing rights and, subject to Section 7.14, obligations (if any), under this Agreement shall be assigned and delegated pro rata to the Partnership’s equity holders or, at the Partnership’s option, to the Partnership’s Affiliates in such portions as the Partnership determines in its sole discretion (provided that all of the Partnership’s obligations shall be assigned and delegated to such equity holders and/or Affiliates).  Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.2, from and following the Employee Transfer Date, the Partnership and the Owners shall be free to, and nothing herein shall or shall be deemed to limit or restrict its or their ability to, dissolve itself or themselves under applicable law, pay-off their liabilities and liquidate their assets.

Section 7.2                                   Amendment.  This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Purchaser and the Partnership.  This Agreement may not be amended or modified except as provided in the immediately preceding sentence and any amendment by any Party effected in a manner which does not comply with this Section 7.2 shall be void.

Section 7.3                                   Notices.  All notices, requests, claims, demands and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile, and shall be directed to the address set forth below (or such other address, facsimile number or email address as such Party shall designate by like notice):

To Purchaser:

Alico, Inc.

10070 Daniels Interstate Court

Fort Myers, Florida 33913

Attention:                                         Clayton G. Wilson, Chief Executive Officer

Facsimile:                                         (239) 226-2004

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:                                         Matthew M. Guest, Esq.

Facsimile:                                         (212) 403-2000

To the Partnership or to the Owners:

Orange-Co, LP

3245 Peachtree Parkway

Suite D-218

Suwanee, Georgia 30024

Attention:                                         James A. Mercer

Facsimile:                                         (404) 973-0832

with a copy (which shall not constitute notice) to:

Berger Singerman LLP

1450 Brickell Avenue

Suite 1900

Miami, Florida 33131

Attention:                                         Martin J. Genauer, Esq.

Facsimile:                                         (305) 714-4340

or, in each case, to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 7.4                                   Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Florida.

Section 7.5                                   Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, and except with respect to the cost of purchasing Title Insurance, which shall be borne by Purchaser, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors, accountants and consultants, shall be paid by the Party incurring such fees or expenses.

Section 7.6                                   Construction; Interpretation.  The term “this Agreement” means this Asset Purchase Agreement together with the schedules and exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.  The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.  No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party.  Any reference to any particular Code section or any other Law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.  All references to “$” shall be deemed references to United States dollars.  Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable.  Unless the context otherwise requires, the words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “including” and words of similar import shall mean “including, without limitation.”  The word “or” shall not be exclusive.  Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires.  All pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require.  English shall be the governing language of this Agreement.  References to any statute, listing rule, rule, standard, regulation or other law shall include a reference to the corresponding rules and regulations and, in each case, any amendments, modifications, supplements and consolidations.

Section 7.7                                   Exhibits and Schedules.  All exhibits and schedules to this Agreement, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any disclosure schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a disclosure schedule is or is not material for purposes of this Agreement.

Section 7.8                                   No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in this Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; except as specifically set forth in Article 6 with respect to the Purchaser Indemnified Parties and Partnership Indemnified Parties.

Section 7.9                                   Severability.  The Parties intend that this Agreement be interpreted and enforced as written.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Section 7.10                            Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 7.11                            Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, THE RIGHTS OR OBLIGATIONS OF THE PARTIES HEREUNDER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.  EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 7.12                            Jurisdiction and Venue.  Each Party hereby irrevocably submits to the exclusive personal jurisdiction of the Twentieth (20th) Circuit Court of the State of Florida, Lee County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action or proceeding, in the United States District Court for the Middle District of Florida located in Fort Myers, Florida in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement (including the validity, interpretation or delivery of any joint written instructions), and in respect of the rights or obligations of the Parties or the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in one of the above-named courts, or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such Action shall be heard and determined in one of the above-named courts.  The Parties hereby consent to and grant the Twentieth (20th) Circuit Court of the State of Florida, Lee County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action or proceeding, in the United States District Court for the Middle District of Florida located in Fort Myers, Florida, jurisdiction over the Person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 7.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

Section 7.13                            Remedies.  Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.  Each Party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 7.14                            Non-recourse; No Limitation on Partnership or Owner Distributions.

(a)                                 Subject to the provisions of Section 7.1 applicable to the permitted assignment of this Agreement, this Agreement may only be enforced against, and any claim, Action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, or the rights or obligations of any party hereto, may only be brought against the specific entities that are expressly named as parties hereto and that execute and deliver this Agreement and then only with respect to the specific obligations set forth herein with respect to such party.  Except as expressly set forth in this Agreement, no past, present or future director, officer, employee, incorporator, organizer, manager, member, partner, stockholder, owner, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, Action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(b)                                 Purchaser, for itself and for and on behalf of all affiliates of Purchaser and all Purchaser Indemnitees, acknowledges, understands and agrees that (i) from and promptly following Closing, the Partnership and the Owners plan to distribute, in their sole discretion, all or substantially all of their cash and other investment and/or liquid assets to Affiliates who are not parties to (or subject to the terms or provisions of) this Agreement, (ii) there is no prohibition, limitation or restriction on the Partnership or the Owners or any of its or their affiliates dissolving or so distributing their cash and other investment and/or liquid assets under any term or provision of this Agreement, and (iii) if and to the extent Purchaser, its affiliates and/or any Purchaser Indemnitee has or may have any claim, Action, cause of action, suit or litigation (of any kind or description) in respect of any breach or violation of, or any non-compliance with, any representation, warranty, covenant, agreement or obligation included in this Agreement or in any certificate or document delivered pursuant hereto, or otherwise relating to the subject matter of this Agreement or the matters or transactions contemplated hereby (a “Purchaser Claim”), any such Purchaser Claims may be brought solely against and with respect to the Partnership and, with respect to Sections 5.8, 5.9, 5.11 and 7.1, the Owners party to this Agreement (in each case pursuant to the express provisions of this Agreement) and their assets, if any, as the same may exist from time to time following Closing.

*     *     *     *     *

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ALICO, INC.

By:	/s/ W. Mark Humphrey
Name: W. Mark Humphrey
Title: Senior Vice President & CFO

ORANGE-CO, LP

By:	/s/ James A. Mercer
Name: James A. Mercer
Title: Senior Vice President of
Orange-Co LLC, General Partner

ORANGE-CO, LLC

(solely for purposes of Sections 5.8, 5.9, 5.11 and 7.1)

By:	/s/ James A. Mercer
Name: James A. Mercer
Title: Senior Vice President

TAMIAMI CITRUS, LLC

(solely for purposes of Sections 5.8, 5.9, 5.11 and 7.1)

By:	/s/ John D. O’Conner
Name: John D. O’Conner
Title: Vice President

[Signature page to Asset Purchase Agreement]